SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Datawatch Corporation

(Name of Subject Company)

Datawatch Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

237917208

(CUSIP Number of Class of Securities)

Michael Morrison

Chief Executive Officer

4 Crosby Drive

Bedford, MA 01730

(978) 441-2200

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copy to:

Robert V. Jahrling, Esq.

Choate Hall & Stewart LLP

Two International Place

Boston, MA 02110

Tel: (617) 248-5000

Fax: (617) 248-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Datawatch Corporation, a Delaware corporation (“Datawatch” or the “Company”). The address of Datawatch’s principal executive offices is 4 Crosby Drive, Bedford, Massachusetts 01730 and its telephone number is (978) 441-2200.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Datawatch’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on November 6, 2018, there were 12,736,747 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Datawatch, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.” Information relating to the Offer described below and related documents, can be found on the SEC’s website at www.sec.gov, or on Datawatch’s website at www.datawatch.com. The information on Datawatch’s website should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Dallas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Altair Engineering Inc., a Delaware corporation (“Altair”), to purchase all of the issued and outstanding Shares at a per share purchase price of $13.10, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Purchaser and Altair with the Securities and Exchange Commission (the “SEC”) on November 14, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal that are being mailed to Datawatch’s stockholders together with this Schedule 14D-9 are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”), dated as of November 5, 2018, by and among Datawatch, Purchaser and Altair, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Datawatch, with Datawatch continuing as the surviving corporation (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares then owned by Datawatch or Shares owned both at the commencement of the Offer and at the Effective Time by any direct or indirect subsidiary of Datawatch, (ii) Shares owned both at the commencement of the Offer and at the Effective Time by Purchaser, Altair or any other direct or indirect wholly owned subsidiary of Altair, (iii) Shares irrevocably accepted for purchase in the Offer, and (iv) Shares that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been properly demanded (and not withdrawn or lost) in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”) in connection with the Merger (“Dissenting Shares”)) shall be converted into the right to receive an amount in cash equal to the Offer Price of $13.10, without interest and subject to any required withholding taxes (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Purchaser’s obligation to accept for payment and to pay for all Shares validly tendered into the Offer and not withdrawn is not subject to a financing condition. However, it is conditioned upon, among other things, (i) that at least one Share more than 50% of the Shares then outstanding being tendered into the Offer (the “Minimum Condition”), (ii) any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “Regulatory Condition”), (iii) the absence of a material adverse effect on Datawatch and (iv) certain other conditions outlined in Annex I to the Merger Agreement (collectively, the “Offer Conditions”). Altair and Purchaser may waive the conditions to the Offer without the consent of Datawatch but cannot, however, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend, modify or supplement any of the terms of the offer or the Offer Conditions in a manner that adversely affects holders of Shares generally, (F) waive the Minimum Condition or the Regulatory Condition, or (G) extend or otherwise change the then scheduled expiration time of the Offer in a manner other than as required or permitted by the Merger Agreement. The treatment of equity awards under Datawatch’s benefit plans, including stock options, and restricted stock units, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates.”

The initial expiration time of the Offer is 12:00 midnight, New York City time, at the end of the day on December 12, 2018, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive offices of each of Altair and Purchaser is 1820 East Big Beaver Road, Troy, Michigan 48083, and their telephone number is (248) 614-2400.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Datawatch, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Datawatch or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Altair, Purchaser or their respective executive officers, directors or affiliates. The board of directors of Datawatch (the “Datawatch Board” or the “Board”) was aware of the agreements and arrangements described or referenced in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Altair and Purchaser and their Affiliates

Merger Agreement

On November 5, 2018, Datawatch, Altair and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Datawatch, Altair and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Datawatch’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Datawatch, Altair or Purchaser made in

Datawatch’s public reports filed with the SEC. The Merger Agreement contains representations and warranties made by Datawatch to Altair and Purchaser and representations and warranties made by Altair and Purchaser to Datawatch. The assertions embodied in the representations and warranties in the Merger Agreement are qualified by information in a confidential disclosure letter provided by Datawatch to Altair and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Datawatch, Altair and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Datawatch, Altair or Purchaser. Datawatch’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Datawatch, Altair, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreements

In connection with the Merger Agreement, on November 5, 2018, Altair and Purchaser entered into Tender and Support Agreements (singularly, the “Tender Agreement” and collectively, the “Tender Agreements”) with Carnegie Hill Associates, LLC, Christopher T. Cox, James Eliason, Donald Friedman, Thomas H. Kelly, David C. Mahoney, Colin Mahony, Joan C. McArdle, Michael A. Morrison, Richard de J. Osborne, Randy Seidl, Ken Tacelli, and WC Capital, LLC (the “Tendering Stockholders”), pursuant to which the Tendering Stockholders agreed, among other things, to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented, in the aggregate, approximately 14.3% of all outstanding Shares as of October 31, 2018 (assuming no exercise of outstanding equity awards).

Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to, among other things, as promptly as practicable after the commencement of the Offer, and in any event no later than the tenth business day following receipt of the Offer documents, validly and irrevocably tender pursuant to the Offer all of the Shares owned by the Tendering Stockholder at such time, free and clear of all claims, liens, encumbrances and security interests of any nature whatsoever that would prevent the Tendering Stockholder from tendering his, her or its Shares in accordance with the Tender Agreement or otherwise complying with his, her or its obligations under the Tender Agreement.

If a Tendering Stockholder acquires any Shares after the tenth business day following receipt of the Offer documents, the Tendering Stockholders have agreed to validly tender pursuant to the Offer such Shares within five business days thereof, or if earlier, prior to the expiration time. Each Tendering Stockholder has agreed that after the Shares are tendered pursuant to the Offer, the Tendering Stockholder will not withdraw tendered Shares unless (i) the Merger Agreement is terminated prior to the purchase of the Shares in the Offer or (ii) the Tender Agreement is terminated in accordance with its terms.

The Tender Agreements will automatically terminate on the earliest of: (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, or (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement or any waiver of Altair or Purchaser’s obligations under the Merger Agreement as in effect on November 5, 2018 in a manner that either (x) reduces the amount, or changes the form, of consideration payable thereunder to such Tendering Stockholder or (y) materially changes the timing after the Effective Time in which such consideration is to be paid to such Tendering Stockholder.

The representations, warranties and covenants contained in the Tender Agreements were made only for the purposes of the Tender Agreements, were made as of specific dates, were made solely for the benefit of the parties to the Tender Agreements and may not have been intended to be statements of fact but, rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Tender Agreements.

The foregoing summary and description of the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to the form of Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On May 14, 2018, Altair and Datawatch entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”) in connection with Altair’s consideration of a possible transaction with or involving Datawatch. Under the terms of the Confidentiality Agreement, Altair and Datawatch each agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party for a period of two years. The Confidentiality Agreement also contains a standstill provision which prohibits each of Altair and Datawatch from acquiring stock of the other party, soliciting proxies, making a tender offer or forming a “group” as defined in the Securities Exchange Act of 1934, without the consent of the other party, for a period of one year. The Confidentiality Agreement also prohibits each of Altair and Datawatch from soliciting or hiring employees of the other party for a period of nine months, subject to a customary exception for general solicitation by Altair or Datawatch.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Exclusivity Agreement

Prior to entering into the Merger Agreement, Datawatch and Altair entered into a letter agreement, dated as of September 24, 2018 (the “Exclusivity Agreement”), pursuant to which Datawatch agreed not to, from the date thereof through 11:59 A.M. New York City time on October 24, 2018 (subject to automatic extension to November 7, 2018, unless Altair demonstrated a sustained unwillingness to continue negotiating), among other things, (a) initiate, solicit or encourage or assist any inquiries, discussions or proposals regarding an Alternative Transaction (as defined in the Exclusivity Agreement), (b) engage in, continue or participate in any way in negotiations or discussions with respect to an Alternative Transaction, (c) enter into any agreement or agreement in principle concerning an Alternative Transaction, (d) grant any waiver under any standstill or confidentiality agreement concerning an Alternative Transaction, or (e) otherwise facilitate an Alternative Transaction.

This summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) hereto and incorporated herein by reference.

Arrangements between Datawatch and its Executive Officers, Directors and Affiliates

Datawatch’s executive officers and the members of Datawatch’s Board may be deemed to have interests in the transactions contemplated by the Merger Agreement (the “Transactions”) that may be different from or in addition to those of Datawatch’s stockholders generally. These interests may create potential conflicts of interest. The Datawatch Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement, the Tender Agreements and the Transactions and recommend that Datawatch’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For further information with respect to the arrangements between Datawatch and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below.

Effect of the Offer and the Merger on Shares and Equity Awards

Consideration for Shares

The directors and executive officers of Datawatch or their affiliates who tender the Shares beneficially owned by them for purchase pursuant to the Offer, upon Purchaser’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, will receive the same cash consideration subject to the same terms and conditions as the other stockholders of Datawatch. The directors and executive officers of Datawatch and their affiliates beneficially owned, in the aggregate, approximately 1,817,324 Shares as of November 6, 2018 (or approximately 14.3% of all outstanding Shares as of such date), excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units to purchase Shares or upon exercise of options to purchase Shares (in each case whether or not vesting or exercisable within 60 days of November 6, 2018), which are discussed below. If the directors and executive officers and their affiliates were to tender all 1,817,324 of these Shares for purchase pursuant to the Offer, and these Shares were accepted for payment and purchased by Purchaser, then the directors and officers and their affiliates would receive an aggregate of $23,806,944.40 in cash pursuant to the tender of those Shares pursuant to the Offer.

The table below sets forth the number of Shares held by the directors and executive officers of Datawatch on November 6, 2018, excluding Shares issuable to such stockholders after the date of this Schedule 14D-9 and prior to the Effective Time upon vesting of restricted stock units or upon exercise of options to purchase Shares (in each case whether or not vesting or exercisable within 60 days of November 6, 2018), and the amount of cash consideration they would receive for those Shares if they were to tender all of those Shares for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

	Number of Shares Owned	Value of Shares Owned($)
Executive Officers:
Michael A. Morrison (1)	223,521	$2,928,125.10
James Eliason	23,195	$303,854.50
Ken Tacelli	35,017	$458,722.70

Non-Employee Directors:
Christopher T. Cox (2)	733,693	$9,611,378.30
Richard de J. Osborne (3)	383,001	$5,017,313.10
David C. Mahoney	331,902	$4,347,916.20
Thomas H. Kelly	41,833	$548,012.30
Donald Friedman	15,665	$205,211.50
Joan C. McArdle	14,499	$189,936.90
Randy Seidl	12,665	$165,911.50
Colin Mahony	2,333	$30,562.30

(1)	Includes 5,985 shares owned by Mr. Morrison’s wife as custodian for two UTMA accounts. Mr. Morrison disclaims beneficial ownership of the 5,985 shares in the UTMA accounts.

(2)

Includes 665,966 Shares held by WC Capital, LLC. Mr. Cox, as a Managing Member of WC Capital, LLC, shares the power to vote and dispose of all 665,966 Shares held by WC Capital, LLC. Also includes 35,000 Shares owned by Mr. Cox’s wife, as to which Mr. Cox disclaims beneficial ownership.

(3)

Includes 143,370 Shares of Common Stock held by Carnegie Hill Associates, LLC. Mr. Osborne is the Managing Principal of Carnegie Hill Associates, LLC and may be deemed a beneficial owner of the Shares held by Carnegie Hill Associates, LLC, although Mr. Osborne disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. Also includes 3,000 Shares owned by Mr. Osborne’s wife, as to which Mr. Osborne disclaims beneficial ownership.

Consideration for Options

Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares that is unexercised immediately prior to the Effective Time (“Datawatch Options”) with an exercise price per share less than the Offer Price will be cancelled and converted into and represent the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the excess, if any, of (i) the Offer Price over (ii) the exercise price per share of such Datawatch Option, and (B) the number of Shares underlying such Datawatch Option. The cash payment, if any, in cancellation and settlement of each Datawatch Option will be payable in a lump sum no later than the date of the first payroll period after the Effective Time.

Consideration for Restricted Stock Units

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Datawatch restricted stock unit for Shares (“Datawatch RSU”) that is outstanding and vested immediately prior to the Effective Time (“Datawatch Vested RSU”) will automatically, and without any required action on the part of the holder thereof, be cancelled after giving effect to any vesting that is contingent upon the completion of the Merger and instead represent solely the right to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the Offer Price and (B) the number of Shares that would otherwise have been issuable upon settlement of the vested portion of such Datawatch Vested RSU. The payment in cancellation of each Datawatch RSU to the extent vested as of the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) will be payable in a lump sum through Datawatch’s payroll system or by check on the first regular payroll date following the Effective Time, subject to any applicable tax withholding.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Datawatch RSU that is unvested as of the Effective Time (“Datawatch Unvested RSU”) will automatically be converted into and become a substitute right or award to receive an amount in cash, without interest and subject to any applicable tax withholding, equal to the product of (A) the Offer Price and (B) the number of Shares underlying such Datawatch Unvested RSU. The payment, with respect to such substitute right or award with respect to each outstanding Datawatch Unvested RSU shall be payable (without any crediting of interest for the period from the Effective Time through the date of payment) by Altair in a lump sum through Datawatch’s payroll system or by check on or after the date that such Datawatch Unvested RSU would have otherwise vested in accordance with its terms (and in any event not later than the earlier of (1) December 31st of the year during which such vesting date occurs or (2) the first regular payroll date following the date of termination for any such employee) but only if such conditions to vesting are satisfied prior to such vesting date; provided that if the employment or service of the grantee of the applicable Datawatch Unvested RSU is terminated by the surviving corporation or its affiliates prior to such vesting date under conditions that would have accelerated the vesting of such Datawatch Unvested RSU had it remained outstanding, then such vesting will be accelerated as of the date of such termination of employment or service.

Payments to be Received by Named Executive Officers and Directors for Outstanding Equity Awards

The table below sets forth as of November 6, 2018, for each Datawatch executive officer and director holding: (1) Datawatch Options with an exercise price per share less than the Merger Consideration (“In-the-Money Options”), (2) Datawatch Vested RSUs or (3) Datawatch Unvested RSUs that will not vest as a result of the Transactions and, instead, will be automatically converted into and become a substitute right or award to receive an amount in cash on or after the date that such Datawatch Unvested RSU would have otherwise vested in accordance with its terms but only if such conditions to vesting are satisfied prior to such vesting date, (i) the aggregate number of Shares subject to such In-the-Money Options, Datawatch Vested RSUs and, immediately prior to the Effective Time, the Datawatch Unvested RSUs, (ii) the cash amounts payable in respect of such In-the-Money Options and Datawatch Vested RSUs on a pre-tax basis at the Effective Time, and (iii) the cash amounts payable in respect of such Datawatch Unvested RSUs on a pre-tax basis after the Effective Time assuming all conditions to vesting of such Datawatch Unvested RSUs are satisfied after the Effective Time.

	In-the-Money Options(1)			Datawatch Vested RSUs		Datawatch Unvested RSUs		Total Cash Value
Name	Number of Shares Underlying Vested In-the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Datawatch Vested RSUs	Total Cash Value of Datawatch Vested RSUs	Number of Shares Underlying Datawatch Unvested RSUs	Total Cash Value of Datawatch Unvested RSUs	Total Cash Value of Equity Awards
Michael A. Morrison	75,000	$12.92	$13,500	133,334	$1,746,675.40	35,000	$458,500.00	$2,218,675.40
James Eliason	—	—	—	82,167	$1,076,387.70	17,500	$229,250.00	$1,305,637.70
Ken Tacelli	—	—	—	91,667	$1,200,837.70	20,000	$262,000.00	$1,462,837.70
Christopher T. Cox	—	—	—	12,501	$163,763.10	—	—	$163,763.10
Richard de J. Osborne	—	—	—	12,501	$163,763.10	—	—	$163,763.10
David C. Mahoney	—	—	—	12,501	$163,763.10	—	—	$163,763.10
Thomas H. Kelly	—	—	—	12,501	$163,763.10	—	—	$163,763.10
Donald Friedman	—	—	—	13,335	$174,688.50	—	—	$174,688.50
Joan C. McArdle	—	—	—	12,501	$163,763.10	—	—	$163,763.10
Randy Seidl	—	—	—	13,335	$174,688.50	—	—	$174,688.50
Colin Mahony	—	—	—	11,667	$152,837.70	—	—	$152,837.70
All current directors and executive officers as a group (eleven persons)	75,000	$12.92	$13,500	408,010	$5,344,931.00	72,500	$949,750.00	$6,308,181.00

(1)	All of the Datawatch Options reflected in the table vested pursuant to their terms prior to the date of this Schedule 14D-9 and no Datawatch Options were accelerated as a result of the Transactions.

Post-Employment Compensation

Except for restricted stock unit agreements entered into by Datawatch named executive officers on December 1, 2017, each Datawatch Option agreement and Datawatch RSU agreement pursuant to which each named executive officer holds Datawatch Options or Datawatch RSUs, as applicable, provides that all such unvested Datawatch Options or Datawatch RSUs shall accelerate and become fully vested and exercisable upon a change in control (as defined in such agreements) of Datawatch. On December 1, 2017, an aggregate of 145,000 Datawatch RSUs were granted to Datawatch named executive officers. Each Datawatch RSU agreement with respect to these awards provides that vesting with respect to fifty percent (50%) of the then unvested Datawatch RSUs shall be accelerated and vest in full immediately prior to the consummation of a change in control (as defined in such agreements) of Datawatch and the vesting with respect to one hundred percent (100%) of the then unvested Datawatch RSUs shall be accelerated and vest in full if such officer is terminated without cause (as defined in the respective agreement) or resigns for good reason (as defined in the agreements) within twelve months after the consummation of a change in control of Datawatch.

On December 1, 2017, the Board of Directors approved amended and restated severance agreements between Datawatch and each of Messrs. Morrison, Eliason and Tacelli (each, a “Severance Agreement”, and collectively the “Severance Agreements”). Each Severance Agreement provides that in the event Datawatch terminates the officer’s employment other than for “cause” (as defined in the respective agreement) or the officer elects to terminate his employment with Datawatch for “good reason” (as defined in the respective agreement) (such termination event, a “Severance Trigger Event”), such officer is entitled to severance payments equal to his then current monthly base salary, payable on a monthly basis for twelve months following his termination date for Mr. Morrison and for six months following his termination date for each of Messrs. Eliason and Tacelli. If a Severance Trigger Event occurs within twelve months after a “change in control” of Datawatch (as defined in the respective agreement), such officer is entitled to severance payments equal to his then current monthly base salary, payable on a monthly basis for an additional six months following the payment of all other severance payments resulting from the Severance Trigger Event. In addition, Datawatch is required to make an additional monthly payment during the severance period equal to the officer’s monthly premium for group medical and dental coverage, provided that the payment to Mr. Eliason is made for 18 months regardless of the duration of the severance period. As a condition to the receipt by an officer of any payment or benefit under a Severance Agreement, the officer must execute a valid, binding and irrevocable general release of claims in favor of Datawatch in a form reasonably acceptable to Datawatch, and must be in compliance with the terms of the officer’s Proprietary Information, Inventions and Non-Competition Agreement with Datawatch. In the event that the severance and other benefits payable to such officer constitute “parachute payments” under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then such officer’s severance benefits will be either (A) delivered in full or (B) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by the officer on an after-tax basis of the greatest amount of benefits.

As of the date of this Schedule 14D-9, Altair has not finalized any arrangements with the executive officers of Datawatch with respect to continued employment with Altair following the effective time of the Merger.

The foregoing summaries and descriptions do not purport to be complete and are qualified in their entirety by reference to the Severance Agreements with each of the executive officers, as amended, which are filed as Exhibits (e)(8)(A)-(e)(8)(C) hereto and are incorporated herein by reference.

Director Compensation Related to the Transactions

Each of the outstanding equity awards, including Datawatch RSUs, held by Datawatch’s non-employee directors provide for 100% vesting upon a change of control of Datawatch and will accelerate in full immediately prior to completion of the Merger.

Director and Officer Exculpation, Indemnification and Insurance

Section 102 of the DGCL permits Datawatch to eliminate the personal liability of Datawatch’s directors to Datawatch or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. Datawatch has included in its Restated Certificate of Incorporation (as amended, the “Charter”) a provision to eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that Datawatch may indemnify a director, officer, employee or agent of Datawatch and certain other persons serving at the request of Datawatch in related capacities against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Datawatch, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of Datawatch, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to Datawatch unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Datawatch has entered into agreements with its non-employee directors that require Datawatch to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director of Datawatch or any of its affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, Datawatch’s best interests (“Indemnification Agreements”). The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. Notwithstanding the foregoing, Datawatch is not obligated to indemnify such director in certain circumstances, including with respect to any proceeding (a) brought by the director, other than to enforce rights under the Indemnification Agreement, (b) brought by Datawatch against the director alleging (x) willful violation by the director of the terms and conditions of any employment contract, (y) willful misappropriation of corporate assets by the director or (z) any other willful and deliberate breach in bad faith of any of the director’s duties to Datawatch or its stockholders, if the bringing of such proceeding against the director shall have been approved or subsequently ratified by the Datawatch Board, (c) arising out of the purchase and sale by the director of securities of Datawatch in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended, or any similar statute, or (d) arising out of acts or omissions, or transactions, from which the director may not be relieved of liability under applicable law. Under the Indemnification Agreements, all reasonable expenses incurred by a Datawatch director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by Datawatch within 7 days after receipt of a written request for an advance of expenses, and such director shall be deemed to have made an undertaking to repay the advance to the extent that it is ultimately determined that he or she is not entitled to be indemnified by Datawatch under his or her Indemnification Agreement. This description of the Indemnification Agreements entered into between Datawatch and each of its directors is qualified in its entirety by reference to the Indemnification Agreement between Datawatch and Richard de J. Osborne filed as Exhibit (e)(10)(A) and the form of Indemnification Agreement between Datawatch and each of its other non-employee directors filed as Exhibit (e)(10)(B) hereto, which are incorporated herein by reference.

The Merger Agreement provides that from and after the Effective Time, Altair and the Surviving Corporation shall, to the maximum extent permitted by the DGCL, indemnify each person who was prior to the Effective Time a director or officer of Datawatch or its subsidiaries for any liability in connection therewith. The Merger Agreement further provides that the certificate of incorporation and bylaws of the surviving corporation and its subsidiaries will contain provisions with respect to advancement, exculpation and indemnification that are no less favorable to the present and former directors and officers of Datawatch and its subsidiaries than those contained in the certificate of incorporation and bylaws of Datawatch or its subsidiaries (or equivalent organizational documents) as in effect on the date of the Merger Agreement, and such provisions cannot be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that adversely affects the rights thereunder of the present and former directors and officers of Datawatch and its subsidiaries.

The Merger Agreement further provides that Datawatch must, as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Datawatch’s existing directors’ and officers’ insurance policies for a claim reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

If following the Effective Time, the surviving corporation or any of its successors or assigns consolidates with or merges into any other entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or substantially all of its properties and assets to any entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the surviving corporation shall assume the obligations set forth in the insurance and indemnification provisions of the Merger Agreement described above.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, are intended to benefit the present and former officers and directors of Datawatch and its subsidiaries, will be binding on all successors and assigns of the surviving corporation and Altair, and will be enforceable by each present and former officer and director of Datawatch and its subsidiaries.

Beneficial Ownership Table

The following table sets forth certain information with respect to the beneficial ownership of Datawatch’s common stock as of November 6, 2018 without giving effect to the acceleration of any equity awards as a result of the Transactions for:

•	each person who Datawatch knows beneficially owns more than 5% of Datawatch’s common stock;

•	each of Datawatch’s directors;

•	each of Datawatch’s executive officers; and

•	all of Datawatch’s directors and executive officers as a group.

Datawatch has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Datawatch believes, based on the information furnished to Datawatch, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 12,736,747 Shares outstanding at November 6, 2018. In computing the number of Shares beneficially owned by a person and the percentage ownership of that person, Datawatch deemed to be outstanding all shares of common stock subject to options, Datawatch RSUs or other convertible securities held by that person or entity that are currently exercisable or exercisable or vesting within 60 days of November 6, 2018. Datawatch did not deem these Shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Datawatch Corporation, 4 Crosby Drive Bedford, MA 01730.

	Number of Shares Beneficially Owned(1)
	Shares	Percentage
Named Executive Officers and Directors
Christopher T. Cox(1)	733,693	5.76%
Richard de J. Osborne(2)	383,001	3.01%
David C. Mahoney	331,902	2.61%
Michael A. Morrison(3)	323,521	2.52%
Thomas H. Kelly	41,833	*
James Eliason(4)	45,528	*
Don Friedman	15,665	*
Joan C. McArdle	14,499	*
Randy Seidl(5)	12,665	*
Ken Tacelli(6)	38,350	*
Colin Mahony	2,333	*
All current directors and executive officers as a group (eleven persons)(7)	1,940,657	15.22%

5% Stockholders
WC Capital, LLC(8) c/o Christopher Cox 116 East Saddle River Road Saddle River, New Jersey 07458	665,966	5.23%

Renaissance Technologies LLC(9) 800 Third Avenue New York, NY 10022	922,400	7.24%

*	Less than 1%

(1)

Includes 665,966 Shares held by WC Capital, LLC. Mr. Cox, as a Managing Member of WC Capital, LLC, shares the power to vote and dispose of all 665,966 Shares held by WC Capital, LLC. Also includes 35,000 Shares owned by Mr. Cox’s wife, as to which Mr. Cox disclaims beneficial ownership.

(2)

Includes 143,370 Shares held by Carnegie Hill Associates, LLC. Mr. Osborne is the Managing Principal of Carnegie Hill Associates, LLC and may be deemed a beneficial owner of the Shares held by Carnegie Hill Associates, LLC, although Mr. Osborne disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. Also includes 3,000 Shares owned by Mr. Osborne’s wife, as to which Mr. Osborne disclaims beneficial ownership.

(3)

Includes 5,985 Shares owned by Mr. Morrison’s wife as custodian for two UTMA accounts. Mr. Morrison disclaims beneficial ownership of the 5,985 shares in the UTMA accounts. Also includes 25,000 Datawatch RSUs that will vest within 60 days of November 6, 2018 and 75,000 Shares that Mr. Morrison has the right to purchase upon the exercise of Datawatch Options.

(4)	Includes 22,333 Datawatch RSUs that will vest within 60 days of November 6, 2018.

(5)	Includes 833 Datawatch RSUs that will vest within 60 days of November 6, 2018.

(6)	Includes 3,333 Datawatch RSUs that will vest within 60 days of November 6, 2018.

(7)	Includes 51,499 Datawatch RSUs that will vest within 60 days of November 6, 2018.

(8)

Based on a Schedule 13D/A filed on November 6, 2018. According to such filing, WC Capital, LLC and certain of its affiliated persons, including Colleen M. Wood and Christopher T. Cox, may be deemed to have shared voting and shared dispositive power with respect to these Shares.

(9)

Based on a Schedule 13G filed on July 12, 2017. According to such filing, Renaissance Technologies LLC and certain of its affiliated persons, including Renaissance Technologies Holdings Corporation, may be deemed to beneficially own all of these Shares.

Section 16 Matters

Pursuant to the Merger Agreement, Datawatch will take all steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act 1934, as amended (the “Exchange Act”), with respect to Datawatch or will become subject to such reporting requirements with respect to Altair, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the Compensation and Stock Committee of the Datawatch Board (the “Compensation Committee”) has duly adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plan of Datawatch presented to the Compensation Committee, (ii) the treatment of Datawatch equity awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the Compensation Committee of the Datawatch Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board

On November 3, 2018, the Datawatch Board unanimously (i) agreed and determined that the Merger Agreement and the Tender Agreements and the transactions contemplated thereby were in the best interest of the Datawatch stockholders, (ii) approved and declared advisable the Merger Agreement, the Tender Agreements and such transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger would be effective pursuant to Section 251(h) of the DGCL, (iv) determined, upon the terms and subject to the conditions contained therein to recommend that the stockholders of Datawatch accept the Offer and tender their Shares pursuant to the Offer, and (v) took actions to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender Agreements. The meeting of the Datawatch Board then adjourned and a meeting of the Compensation Committee of the Datawatch Board convened. At the meeting, after discussion, the Compensation Committee approved the compensation arrangements between Datawatch and its directors, officers and employees for purposes of establishing the non-exclusive safe harbor with respect to such compensation arrangements pursuant to Rule 14d-10(d)(2) under the Exchange Act. Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that Datawatch’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the joint press release issued by Datawatch and Altair on November 5, 2018, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to the Schedule 14D-9 and is incorporated herein by reference.

Background of the Transactions

As a part of the ongoing management of Datawatch, the Datawatch Board and senior management periodically have evaluated Datawatch’s long-term strategic relationships, potential partnership and strategic alliances, prospects for mergers and acquisitions, strategic acquisitions and other business combinations, as well as continued operations as an independent company, each with a view to enhancing stockholder value. In 2016, this included a publicly announced exploration of a sale of Datawatch that did not result in any offers deemed acceptable by the Datawatch Board, and all of which offers were below the Offer Price (the “2016 Process”). The following is a summary of events, meetings and discussions that are relevant to the Datawatch Board’s decisions to approve the Merger Agreement and recommend the Offer and the Merger to the Datawatch stockholders.

Against the backdrop of anticipated consolidation of the data management and data analytics businesses, Datawatch formally engaged GCA Advisors, LLC (“GCA”) on September 20, 2017 to serve as its financial advisor to assist in commercial partner development and to help manage any inbound third party interest to acquire Datawatch.

Commencing in November 2017, Datawatch, with the assistance of GCA, engaged in a series of conversations with potential commercial partners. Conversations with certain of the parties included preliminary partner-initiated discussions of a potential acquisition of Datawatch.

On December 1, 2017, Datawatch entered into amended and restated executive severance agreements with Michael Morrison, James Eliason and Ken Tacelli which provided that each executive would be entitled to an additional six months of severance payments, in addition to the severance payments required under the existing executive severance agreement for each executive, if the executive was terminated for reasons other than “cause” or the executive terminated his employment with Datawatch for “good reason”, in each case, within 12 months after a change of control of Datawatch.

On January 6, 2018, Datawatch entered into a customary confidentiality, standstill and employee non-solicit agreement with Party A, which had previously participated in the 2016 Process. The terms of the agreement provide that the standstill provisions terminate on execution by Datawatch of a binding agreement with a third party other than Party A to acquire Datawatch. On January 8, 2018, representatives of Datawatch met with representatives of Party A, and the representatives of Datawatch updated Party A with respect to Datawatch’s markets, customers, products, product pipeline and employees.

On January 30, 2018, Datawatch acquired Angoss Software Corporation (“Angoss”), a privately-held data science platform provider based in Toronto, Canada, to augment Datawatch’s existing data intelligence offering with expanded data analytics capabilities.

Meetings with potential commercial partners continued subsequent to the acquisition of Angoss, with multiple calls and meetings being conducted with various parties. In addition, Datawatch, with the assistance of GCA, continued to manage inbound interest to acquire Datawatch from both operating companies and financial sponsors and held several preliminary meetings with potentially interested parties. In connection with those meetings, the parties executed customary confidentiality, standstill and employee non-solicit agreements, with the standstill provisions expiring on execution by Datawatch of a binding agreement with a third party to acquire Datawatch.

On February 15, 2018, representatives of Party A met with representatives of Datawatch to review Datawatch’s technology in depth.

In late February 2018, Party B, which had participated in the 2016 Process, expressed interest in potentially acquiring Datawatch, and on February 24, 2018, Datawatch entered into a customary confidentiality, standstill and employee non-solicitation agreement with Party B, which agreement provided that the standstill provisions terminate on execution by Datawatch of a binding agreement with a third party other than Party B to acquire Datawatch. On February 26, 2018, representatives of Datawatch met with representatives of Party B and presented information regarding Datawatch’s markets, customers, products, product pipeline and employees.

On or about April 16, 2018, Altair was introduced to David Mahoney, the Vice Chairman of the Datawatch Board, by a representative of RBC Capital Markets, LLC (“RBCCM”), Altair’s financial advisor, resulting in an introductory call on April 18, 2018 between Mr. Mahoney and James Scapa, the Chief Executive Officer of Altair, and a further introductory call on April 27, 2018 between Mr. Morrison and Mr. Scapa.

On April 17, 2018, at a meeting of the Datawatch Board, the second quarter financial results of Datawatch were reviewed and Mr. Morrison provided an update on the work being done by GCA. He indicated that a number of parties had inquired about potentially acquiring Datawatch and discussed GCA’s role in those initial conversations.

On April 20, 2018, Datawatch received a preliminary non-binding written indication of interest from Party B to acquire Datawatch for $10.50 to $11.00 per share in cash, to be financed in part by bank debt arranged by the financial advisor to Party B. In that indication of interest, Party B requested a 30-day period during which Datawatch would negotiate exclusively with Party B.

On April 24, 2018, a meeting of the Datawatch Board was held to discuss the indication of interest from Party B and the status of the work being done by GCA. During this meeting, the Datawatch Board received advice from its outside legal counsel, Choate, Hall & Stewart LLP (“Choate”), regarding the Datawatch Board’s fiduciary duties in the context of exploring strategic alternatives, including a potential sale of Datawatch and potential responses to an unsolicited indication of interest. GCA reviewed with the Datawatch Board the indication of interest from Party B, including the apparent need for financing, the sufficiency of the proposed purchase price range, potential responses and whether it was an appropriate time to be considering an acquisition proposal. The consensus of the Datawatch Board was that the April 20th indication of interest from Party B was not sufficiently compelling to pursue, and that Datawatch should instead review further the prospects and risks of remaining independent.

On May 1, 2018, Datawatch made a product demonstration by web conferencing to Altair. On May 2, 2018, Altair contacted Datawatch by telephone and expressed an interest in learning more about Datawatch and in exploring the potential acquisition of Datawatch by Altair.

On May 7, 2018, Datawatch received a revised preliminary non-binding written indication of interest from Party B to acquire Datawatch on the same terms as the April 20th indication of interest, except that the price was increased from a range of $10.50 to $11.00 per share to a range of $11.00 to $11.75 per share.

On May 10, 2018, a meeting of the Datawatch Board was held to discuss the revised indication of interest from Party B. Mr. Morrison indicated that management was in the process of preparing the Datawatch review requested at the April 24th Datawatch Board meeting. The consensus of the Datawatch Board was that the increased proposed price range in the May 7th indication of interest from Party B still did not provide a basis for engagement with Party B at that time, and that Datawatch should proceed with its review of the prospects and risks of remaining independent. Mr. Morrison and GCA communicated this message to Party B and its financial advisor, and it was agreed that the parties may resume discussions subsequent to the regularly scheduled July 2018 meeting of the Datawatch Board.

On May 14, 2018, Datawatch entered into the Confidentiality Agreement with Altair, pursuant to which the standstill provisions terminate upon execution by Datawatch of a binding agreement with a party other than Altair to acquire Datawatch. On May 18, 2018, representatives of Datawatch met with Altair at Altair’s offices in Troy, Michigan and presented information regarding Datawatch’s markets, customers, products, product pipeline and employees.

On May 24, 2018, a meeting of the Datawatch Board was held at which a presentation was made by Datawatch management regarding the three-year outlook for Datawatch, including strategic operational objectives to be pursued in that timeframe. As part of the presentation, Datawatch management reviewed with the Datawatch Board the April Projections (as defined below). GCA also made a presentation to the Datawatch Board regarding the competitive landscape faced by Datawatch and reviewed Datawatch’s historical and prospective operating and financial performance. The consensus of the Datawatch Board was that achieving and maintaining profitability was of critical importance and that the proposed growth initiatives needed to be prioritized accordingly. There was also a general recognition by the Datawatch Board that significant investment was required by Datawatch to remain competitive in the rapidly evolving market for its products and that many of its competitors had significantly greater resources to invest.

Subsequent to the May 24, 2018 Datawatch Board meeting, Datawatch and GCA continued to reach out to various parties and engaged in a number of preliminary conversations, including follow-up conversations with Altair, Party A and Party B.

On June 20, 2018, representatives of Datawatch met with representatives of Party A to review the April Projections that had been provided to Party A.

On July 17, 2018, a meeting of the Datawatch Board was held at which Datawatch’s third quarter financial results were reviewed and Mr. Morrison provided an update on the status of discussions relating to a potential acquisition of Datawatch held by Datawatch with various parties.

On July 26, 2018, Mr. Morrison had lunch with the chief executive officer of Party B who expressed concern that while Party B was interested in acquiring Datawatch, the increase in Datawatch’s stock price made an acquisition of Datawatch at a market premium more difficult to support. On July 27, 2018, Party A indicated that at the then-current stock price of Datawatch, a deal would be difficult to conclude at any premium and declined to participate in further discussions with Datawatch.

On August 7, 2018, Mr. Morrison received a phone call from the chief executive officer of Altair who presented an oral, non-binding indication of interest to acquire Datawatch for $13.25 per share in cash, and indicated that a written indication of interest would follow.

On August 7, 2018, a meeting of the Datawatch Board was held to discuss Altair’s oral indication of interest. The Datawatch Board was informed by the business review presented at its May 24th meeting, giving consideration to factors such as the evolving data preparation market, resource constraints faced by Datawatch and the need for Datawatch to make significant investments to remain competitive. GCA outlined and recommended a targeted outreach process to other potential acquirors, and there was consensus by the Datawatch Board to proceed in that manner.

On August 9, 2018, Datawatch received the written follow-up to Altair’s prior August 7th oral indication of interest at a price of $13.25 per share in cash with a request for exclusivity for an unspecified duration. The written indication of interest from Altair contained explicit assumptions regarding the fully-diluted capitalization of Datawatch.

On August 13, 2018, Mr. Morrison provided an update to the Datawatch Board, indicating that the written indication of interest from Altair had been received and that GCA was commencing the targeted outreach approved at the August 7th meeting.

On August 20, 2018, a meeting of the Datawatch Board was held at which Mr. Morrison and GCA reviewed with the Datawatch Board the August 9th indication of interest provided by Altair and the status of the targeted outreach being conducted by GCA. With respect to Altair’s August 9th indication of interest, GCA noted that Altair had not included certain outstanding Datawatch RSUs and warrants in calculating a per share price, and had also requested exclusivity. With respect to the targeted outreach, GCA noted that it had contacted all 26 parties previously reviewed with the Datawatch Board, and was seeking indications of interest from interested parties by early September. There was consensus that GCA should continue the targeted outreach, that exclusivity not be granted to Altair at that time and that Altair be alerted as to the omission of certain outstanding Datawatch RSUs and warrants from its indication of interest.

On August 21, 2018, Datawatch contacted Altair to inform Altair that its August 9th indication of interest was not acceptable to Datawatch, and that Datawatch would be conducting a bidding process and would be transmitting a bid process letter to interested parties.

On August 28, 2018, an amendment to the existing confidentiality, standstill and employee non-solicitation agreement, executed August 9, 2016 with Party C, who had participated in the 2016 Process, was executed to extend the term of the prior agreement. The standstill provisions of the agreement terminate upon execution by Datawatch of a binding agreement with a third party other than Party C to acquire Datawatch.

Among the companies contacted by GCA in the targeted market check was Party D. On August 30, 2018, a customary confidentiality, standstill and employee non-solicitation agreement was entered into with Party D, subsequent to which Datawatch and Party D engaged in discussions regarding Datawatch’s products. Pursuant to the terms of the agreement, the standstill provisions terminate on execution by Datawatch of a binding agreement with a third party other than Party D to acquire Datawatch.

On August 31, 2018, Mr. Morrison updated the Datawatch Board on the status of discussions with each of Altair, Party B, Party C and Party D and the pending delivery of a bid process letter by GCA to the respective parties. Mr. Morrison indicated that each of Altair and Party B had indicated an intent to submit a bid upon receipt of the bid process letter, Party C had engaged in additional due diligence efforts but had not committed to submit a bid, and it was uncertain whether Party D would submit a bid. In total, Mr. Morrison indicated that 30 companies had been contacted by GCA to date, 19 had formally declined to participate and 7 had ceased being responsive. There was consensus that GCA proceed with sending the draft bid process letter to the four interested parties, being Altair, Party B, Party C and Party D.

On September 4, 2018, a meeting of the Datawatch Board was held at which Mr. Morrison and GCA updated the Datawatch Board on the status of the potential bidders, indicating that the bid process letter had been sent to each of Altair, Party B, Party C and Party D on September 1, 2018 with a September 11th deadline for submission of indications of interest. GCA provided an update with respect to each of the four interested parties. It was also reported that a member of Party B’s board of directors had invited Mr. Mahoney to a dinner with the chief executive officer of Party B on September 10th, and there was consensus that the invitation be accepted.

On September 10, 2018, Mr. Mahoney had dinner with the chief executive officer of Party B, and Mr. Mahoney then updated the Datawatch Board on the dinner, indicating that Party B remained positive on a potential transaction with Datawatch.

On September 11, 2018, Party B submitted a preliminary non-binding written indication of interest at a price of $13.50 per share in cash, to be financed in part by bank debt arranged by the financial advisor to Party B. In that indication of interest, Party B requested a 30-day period during which Datawatch would negotiate exclusively with Party B.

On September 12, 2018, a meeting of the Datawatch Board was held at which Mr. Morrison and GCA led the Datawatch Board in a discussion of the status of the targeted outreach and indications of interest from potential bidders. GCA indicated that as of that date, a total of 30 parties had been contacted, 4 had been granted data room access, and that ultimately 2 parties had submitted indications of interest, while the other 28 parties had either formally declined to participate in further discussions or ceased to be responsive, including each of Party C and Party D who had received the September 1, 2018 bid process letter. Mr. Morrison reported that while Altair had not yet submitted a written indication of interest, it had orally indicated that it would submit a bid of $13.25 per share based on the correct, fully-diluted capitalization of Datawatch and would only proceed if granted exclusivity. Mr. Morrison also reviewed the September 11th indication of interest submitted by Party B at $13.50 per share to be financed in part by bank debt and conditioned upon exclusivity being granted. GCA led a discussion of the two bids, including with respect to the bid price premium to the then-current Datawatch share price, noting that the premium increased on a volume-weighted average basis as the applicable measurement period increased in duration. The Datawatch Board also reviewed other components of the respective bids. With respect to Party B, certainty of closure was discussed given both the financing component and the status of diligence completed to date by Party B. With respect to Altair, it was noted that Altair had indicated that it would decline to participate further in the process if it were not granted exclusivity. Giving consideration to varying bid prices, expressed interest in consummating a transaction and other relevant factors, there was consensus that discussions should continue with both Altair and Party B, and that exclusivity would only be granted if the per share bid price was increased materially.

On September 13, 2018, Datawatch received from Altair a written preliminary non-binding written indication of interest dated as of September 11, 2018, consistent with the terms previously communicated orally to Datawatch.

On September 14, 2018, a meeting of the Datawatch Board was held at which Mr. Morrison and GCA provided updates on the status of conversations regarding a potential acquisition of Datawatch with Party B and Altair. GCA indicated it had spoken on September 13th with representatives of Party B, who indicated Party B might be willing to proceed on a non-exclusive basis and improve deal certainty. Mr. Morrison indicated that he had also spoken on September 13th with the chief executive officer of Altair who indicated that Altair was considering other transactions and would decline to participate further if it were not granted exclusivity. Based on these discussions and a consideration of other relevant factors, it was agreed that discussions should continue with both Party B and Altair.

On September 18, 2018, a meeting of the Datawatch Board was held at which Mr. Morrison and GCA provided updates on the status of Party B and Altair. GCA indicated that it had spoken with Party B’s financial advisor on September 14th, subsequent to the Datawatch Board meeting, but that Party B’s financial advisor had not been able to engage with Party B. Mr. Morrison then reported that he had spoken with the chief executive officer of Party B on September 17th and had been told that Party B was currently pursuing another transaction and that Party B did not have the resources to engage with Datawatch concurrently, but that Party B might be amenable to restarting conversations with Datawatch at a future point if a transaction had not then been concluded by Datawatch. GCA indicated that it had later received a similar message from Party B’s financial advisor. Mr. Morrison and GCA then provided an update with respect to Altair, noting that GCA had been informed on September 15th by RBCCM that Altair had indicated that it would be willing to provide a draft merger agreement issues list and identify priority due diligence items, but not increase its bid price from $13.25 per share. Mr. Morrison and Altair’s chief executive officer then spoke on September 16th at which time Altair asked whether inclusion of Altair stock as a component of the offer by Altair would assist in making the bid price acceptable to the Datawatch Board. Mr. Morrison and the Altair chief executive officer next communicated on September 17th at which time Altair offered $12.00 per share in cash and 500,000 shares of Altair Class A common stock, for a total per share price of approximately $13.41 based on Altair’s then current share price. At the September 18th Datawatch Board meeting, there was consensus by the Datawatch Board that Party B was not a viable alternative and that, given the developments with Party B, Datawatch should seek an increased price from Altair to $13.50 per share in cash with exclusivity granted upon receiving acceptable feedback from Altair on a draft merger agreement that had been prepared by Datawatch. GCA spoke with representatives of RBCCM on September 18, 2018 and presented this proposal. Mr. Morrison and the chief executive officer of Altair then spoke on September 18, 2018 at which time Altair agreed to submit a preliminary non-binding indication of interest of $13.50 per share in cash with exclusivity to be granted subject to receiving acceptable feedback by Altair on the draft merger agreement.

On September 19, 2018, Altair submitted a written preliminary non-binding indication of interest at $13.50 per share in cash contingent upon exclusivity being granted. GCA then sent to Altair the draft disclosure letter to the draft merger agreement.

On September 20, 2018, Altair provided a draft exclusivity agreement to Datawatch, and on September 21, 2018, Altair provided high-level comments on the previously-provided draft merger agreement.

On September 21, 2018, Datawatch accepted Altair’s September 19th indication of interest by executing the same.

On September 23, 2018, Choate and GCA provided comments to Altair and its advisors on the exclusivity agreement and requested more detailed comments on the previously-provided draft merger agreement. Altair, through its advisors, provided these more detailed comments to Datawatch on September 24, 2018. After review and discussion of these comments by Datawatch, GCA and Choate, GCA provided feedback to Altair’s advisors and indicated that Datawatch was prepared to execute the exclusivity agreement at that time.

On September 26, 2018, the exclusivity agreement, dated as of September 24, 2018, was executed by Datawatch and Altair, and representatives of Altair engaged in a due diligence call with senior representatives of Datawatch.

On September 27, 2018, Datawatch engaged Morris, Nichols, Arsht & Tunnell LLP to serve as Delaware counsel to Datawatch (“Morris Nichols”). On September 27, 2018, Datawatch provided a revised draft of the disclosure letter to the draft merger agreement to Altair.

On October 4, 2018, Datawatch received detailed comments on the previously-provided draft merger agreement and on October 9, 2018, Datawatch received a draft of the form of Tender Agreement.

On October 12, 2018, the Datawatch Board authorized the negotiation and entering into of the Tender Agreements, including for purposes of Section 203 of the DGCL. Subsequent to having obtained that approval, Choate responded to the comments on the draft merger agreement and to the draft Tender Agreements, and between October 15, 2018 and November 5, 2018, representatives of Altair and its advisors, including Altair’s outside counsel, Lowenstein Sandler LLP (“Lowenstein”), and Datawatch and its advisors, including GCA and Choate, negotiated the merger agreement and the form of Tender Agreement, and drafts of these agreements were exchanged between the two parties.

Concurrent with the negotiation of the draft merger agreement, Altair engaged in a series of due diligence meetings with Datawatch and otherwise worked to complete its due diligence review of Datawatch. On October 12, 2018, in person meetings were held in and around Datawatch’s offices in Bedford, Massachusetts addressing a range of topics, including finance and accounting, organizational structure, the sales organization and marketing operations. Among the issues considered by Altair was the possibility of a tax liability that may be incurred by Datawatch. On October 22, 2018, Altair suggested the possibility of having a portion of the purchase price paid on a deferred basis, subject to the favorable resolution of the tax matter.

On October 24, 2018, the Datawatch Board met to review the then-current draft of the merger agreement and the Tender Agreements, and the status of the ongoing diligence efforts by Altair.

On October 29, 2018, Mr. Scapa contacted Mr. Morrison by telephone to discuss the potential tax liability and the possibility of reducing the deal consideration to account for the identified potential tax exposure. On October 30, 2018, Altair requested a $7 million reduction in deal consideration to account for the identified tax exposure. Datawatch and Altair engaged in further discussions regarding this matter and, on November 1, 2018, the Datawatch Board met to consider the request. Consideration was given to a range of factors, including the status of negotiations of the merger agreement, the overall level of due diligence completed by Altair, the preliminary status of Party B’s due diligence, the decrease in Datawatch’s stock price from the time that Datawatch executed the exclusivity agreement with Altair on September 26, 2018, and Party B’s prior indication of interest being conditioned on securing bank debt to finance a transaction. There was consensus that Datawatch accept a reduction in overall deal consideration subject to satisfactory resolution of other key material terms in the merger agreement. Subsequent to conclusion of the Datawatch Board meeting on November 1st, Mr. Morrison and the chief executive officer of Altair discussed the matter and agreed that deal consideration be reduced by $5.5 million, or $0.40 per share, and that the identified key material terms in the merger agreement be resolved in a manner satisfactory to Datawatch.

On November 3, 2018, the Datawatch Board met with GCA and Choate to review the form of merger agreement. Choate reviewed with the Datawatch Board the material provisions of the merger agreement and the Tender Agreements, copies of which had been previously circulated to the Datawatch Board. Representatives of GCA reviewed GCA’s financial analyses of the consideration to be paid in connection with the Offer and the Merger, with a copy of the analysis having been previously distributed to the Datawatch Board, and rendered an oral opinion, subsequently confirmed by delivery of a written opinion dated November 3, 2018, to the effect that, as of such date and based upon and subject to the various qualifications, limitations, assumptions and conditions set forth in GCA’s opinion, the consideration per Share of $13.10 to be paid to the Datawatch stockholders in the Offer and the Merger was fair to the Datawatch stockholders from a financial point of view. See “Item 4 – Opinion of GCA”.

Choate then reviewed and discussed with the Datawatch Board the proposed resolutions regarding the Transactions and, following additional discussion, the Datawatch Board unanimously (a) agreed and determined, for the reasons more fully described in “Item 4—The Solicitation or Recommendation – Reasons for the Recommendation of the Datawatch Board”, that the Merger Agreement and the Tender Agreements and the transactions contemplated thereby were in the best interest of the Datawatch stockholders, (b) approved and declared advisable the Merger Agreement, the Tender Agreements and such transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained therein, (c) resolved that the Merger would be effective pursuant to Section 251(h) of the DGCL, (d) determined, upon the terms and subject to the conditions contained therein to recommend that the stockholders of Datawatch accept the Offer and tender their shares of Datawatch stock pursuant to the Offer, and (e) took actions to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender Agreements. The meeting of the Datawatch Board then adjourned and a meeting of the Compensation Committee of the Datawatch Board convened. At the meeting, after discussion, the Compensation Committee approved the compensation arrangements between Datawatch and its directors, officers and employees for purposes of establishing the non-exclusive safe harbor with respect to such compensation arrangements pursuant to Rule 14d-10(d)(2) under the Exchange Act.

On November 5, 2018, the parties executed the Merger Agreement and related documents, including the Tender Agreements. On that same day, prior to the opening of the United States capital markets, Altair and Datawatch issued a joint press release announcing the execution of the Merger Agreement.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Datawatch Board consulted with Datawatch’s management and legal advisors at Choate and financial advisors at GCA. In reaching its unanimous determination to approve the Merger Agreement and recommend the Transactions to Datawatch’s stockholders, the Datawatch Board relied upon and considered numerous factors, including the following material factors, each of which is supportive of its determination and recommendation.

•

Datawatch’s Business and Financial Condition and Prospects. Datawatch’s business, assets, financial condition, results of operations, competitive position and prospects as well as its long-range plan. The Datawatch Board considered, among other factors that the holders of the Shares would continue to be subject to the risks and uncertainties of Datawatch executing on its long-range plan if it remained independent. The Datawatch Board weighed the certainty of realizing a value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with Datawatch and its business (including the risk factors set forth in Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017);

•	Specific and General Market Conditions. Datawatch’s competitive position in the data management and analytics market in which it operates and the volatile global economic and stock market conditions;

•	Cash Consideration. The Offer Price will be paid in cash providing certainty, immediate value and liquidity to Datawatch’s stockholders;

•

Premium to Market Price. The historical market prices, trading volume, volatility and other trading information with respect to the Shares, including that the $13.10 Offer Price to be paid for each Share represents an approximately 35% premium to the closing price of $9.69 per Share on November 2, 2018 as well as an approximately 28% premium to the one month volume weighted average stock price of $10.23;

•

Strategic Alternatives. The Datawatch Board’s belief, after a review of potential strategic alternatives, including GCA having approached 30 potential buyers, and discussions with Datawatch’s management and advisors, that the $13.10 per Share Offer Price is more favorable to the stockholders of Datawatch than the potential value that might have resulted from other strategic opportunities potentially available to Datawatch and reasonably likely to be consummated, including remaining as a standalone company or pursuing a business combination transaction with another party;

•

Arm’s-Length Negotiations. The Datawatch Board’s belief that as a result of arm’s-length negotiations with Altair, Datawatch and its representatives had negotiated the highest price per Share that Altair was willing to pay for Datawatch and that the terms of the Merger Agreement include the most favorable terms to Datawatch in the aggregate to which Altair was willing to agree;

•

Financial projections. Certain limited financial forecasts for Datawatch prepared by Datawatch management, which reflect an application of various commercial assumptions of Datawatch’s management to the latest available long-range plans of Datawatch. For further discussion, see “Item 4. The Solicitation or Recommendation – Financial Projections;”

•

Third Party Solicitation Process. After discussions with GCA and management of Datawatch following the targeted outreach conducted by GCA, the Datawatch Board concluded that Altair was the only potentially interested and capable counterparty that submitted a written indication of interest and was able to move forward on a current basis with a transaction;

•

Availability of Appraisal Rights. The availability of statutory appraisal rights under the DGCL in connection with the Merger for Datawatch stockholders who do not tender their Shares in the Offer and who otherwise comply with the statutory requirements of the DGCL;

•

Likelihood of Completion. The Datawatch Board’s belief that the Offer and the second-step Merger likely would be completed based on, among other things, the limited number of closing conditions to the Offer and the Merger, including the absence of a financing condition;

•

Anticipated Time to Completion. The Datawatch Board’s belief that the business reputation of Altair and its management and the substantial financial resources of Altair and, by extension, Purchaser, supported the conclusion that a transaction with Altair and Purchaser could be completed relatively quickly and in an orderly manner;

•

Risks of Remaining Independent. The Datawatch Board’s assessment of Datawatch’s prospects for substantially increasing stockholder value as a standalone company above $13.10 per Share, including its consideration of the following factors:

•	relatively small size and scale of Datawatch’s operations within the context of ongoing industry consolidation of data management and analytics companies;

•

likelihood that the future financial performance of Datawatch depends in part on the successful introduction of new and enhanced versions of Datawatch’s core products and development of new versions of these and other products and subsequent customer acceptance of such new and enhanced products;

•	Datawatch’s dependence on its ability to successfully market and sell its self-service data preparation and visual data discovery products;

•

potential for any factor adversely affecting the financial sector and capital markets, in particular, adversely affecting sales of Datawatch’s products within that sector, which could have an adverse effect on Datawatch’s Share price;

•	highly competitive environment across all of Datawatch’s product lines;

•	new entrants into the data preparation and analytics markets from adjacent markets and general capital inflow into the sector;

•	potential loss of business, revenue and growth due to subscription conversion; and

•	limited resources available to develop new products to remain competitive.

•

Terms of the Offer. The fact that if any of the conditions to the Offer are not satisfied or waived as of any then-scheduled expiration time, the Merger Agreement provides, among other things, that: (1) Purchaser may, in its discretion, extend the Offer on one or more successive extension periods of up to ten business days to permit such conditions to the Offer to be satisfied, (2) Purchaser must extend the Offer for any period required by applicable law or for periods of up to ten business days until any waiting period applicable to the consummation of the Offer under applicable antitrust laws shall have expired or been terminated, (3) Purchaser must extend the Offer for one or more successive extension periods of up to ten business days to permit such conditions to the Offer to be satisfied, and (4) if Datawatch has delivered a Change of Status Notice (as defined in the Merger Agreement) to Altair, and Datawatch so requests, Altair must extend the Offer so that the expiration date of the Offer is not earlier than expiration of the applicable notice period to Altair but, in each case, not beyond the earlier of the valid termination of the Merger Agreement pursuant to its terms and February 28, 2019 (such earlier date, the “Extension Deadline”). In addition, Purchaser will not be permitted or required to extend the Offer beyond the Extension Deadline in certain other circumstances as set forth in the Merger Agreement;

•

Opinion of Financial Advisor. The oral opinion of GCA, confirmed by delivery of written opinion dated November 3, 2018, to the Datawatch Board as to the fairness, from a financial point of view and as of such date, of the Offer Price to be received by holders of Shares, which opinion was based upon and subject to the assumptions, limitations, qualifications and conditions described in such opinion as more fully described under the caption “Opinion of GCA.” GCA’s opinion does not constitute a recommendation to the Datawatch Board or to any other person in respect of the Offer and the Merger, including as to whether any holder of Shares should tender their Shares pursuant to the Offer, or how any holder of Shares should vote, if required, in respect of the Merger or otherwise act in respect of the Offer or the Merger.

•	Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including the following factors:

•

the ability of the Datawatch Board under the Merger Agreement to withdraw or modify its recommendation that the Datawatch stockholders accept the Offer and tender their Shares in connection with an alternative offer that the Datawatch Board determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a superior proposal from a financial perspective to Datawatch’s stockholders, and Datawatch’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior proposal, subject to payment of a termination fee by Datawatch;

•

the ability of the Datawatch Board under the Merger Agreement to withdraw or modify its recommendation that the Datawatch stockholders accept the Offer and tender their Shares in connection with an intervening event (provided that it is unrelated to an alternative offer, the market price of Datawatch’s common stock or the trading volume of Datawatch’s common stock) if the Datawatch Board determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to withdraw or modify such recommendation would be inconsistent with the fiduciary duties of the Datawatch Board;

•	the customary nature of the conditions to Altair’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•

the right to cure breaches or failure to perform any of Datawatch’s representations, warranties, covenants or other agreements (provided such breaches or failures are by their nature curable) within 20 business days following notice before Altair may terminate the Merger Agreement due to such breaches or failures to perform;

•

the conclusion of the Datawatch Board that the termination fee of approximately $6.1 million (approximately 3.5% of the equity value of the Transactions), which is payable by Datawatch if the Merger Agreement is terminated in connection with a superior proposal or certain other events, is customary and reasonable and will not unduly inhibit the Datawatch Board from approving a superior proposal if such superior proposal were available; and

•

the fact that the Merger will be governed by Section 251(h) of the DGCL, which permits Altair to close the second-step Merger without the need for, and the delays occasioned by, a vote of Datawatch stockholders if a majority of the outstanding Shares are tendered in the Offer.

The Datawatch Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•

No Stockholder Participation in Future Growth. Datawatch will no longer exist as an independent company and that Datawatch’s stockholders will not participate in any future growth of Datawatch as an independent company or in any synergies with Altair resulting from the Transactions, including any potential future benefit from the continued development and commercialization of Datawatch’s new products;

•

Effect of Public Announcement. The effect of the announcement and pendency of the Merger Agreement and the Offer on Datawatch’s operations, employees, distributors, resellers, customers, collaboration partners and suppliers;

•

Failure to Satisfy Conditions Precedent. The risk that certain conditions to the Offer may not be satisfied by the outside date under the Merger Agreement, including as a result of the failure to satisfy the Minimum Condition;

•	Effect of Failure to Complete Transactions. If the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares could be adversely affected;

•	Datawatch may have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Datawatch may have lost potential customers, business partners and employees after announcement of the Offer;

•	Datawatch’s business may be subject to significant disruption; and

•	Datawatch’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•

Ability to Respond to Competing Proposals. The restrictions in the Merger Agreement that prohibit Datawatch from soliciting or initiating discussions with third parties regarding a competing offer for Datawatch may place certain constraints on Datawatch’s ability to respond to such proposals, subject to the fulfillment of certain fiduciary duties of the Datawatch Board;

•

Termination Fee. The termination fee of approximately $6.1 million payable by Datawatch to Altair upon the occurrence of certain events may deter other potential acquirors from publicly making a competing offer for Datawatch that might be more advantageous to Datawatch stockholders;

•

Taxable Consideration. The gain realized by Datawatch stockholders as a result of the Offer and the second-step Merger generally will be taxable to Datawatch stockholders for U.S. federal income tax purposes;

•

Interim Restrictions on Business. The restrictions in the Merger Agreement on the conduct of Datawatch’s business prior to the consummation of the Merger, which may delay or prevent Datawatch from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger, and the potentially adverse impacts on Datawatch’s business and financial condition if the Offer is not consummated and the Merger does not occur; and

•	Litigation. Stockholder lawsuits may be filed against the Company in connection with the Merger Agreement.

In addition to the above, the Datawatch Board considered the arrangements and possible conflicts of interest of certain Datawatch officers and directors. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

The Datawatch Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of the Datawatch Board’s reasons for its recommendation that Datawatch stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the Datawatch Board in connection with its recommendation. In view of the wide variety of factors considered by the Datawatch Board in connection with the evaluation of the Offer and the complexity of these matters, the Datawatch Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information reviewed, and the judgments of individual members of the Datawatch Board may have been influenced to a greater or lesser degree by different factors.

For the reasons described above, the Datawatch Board unanimously recommends that the Datawatch stockholders accept the Offer and tender their Shares in the Offer.

Intent to Tender

To Datawatch’s knowledge, after making reasonable inquiry, all of Datawatch’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons or entity immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Altair and Purchaser have entered into Tender Agreements with entities affiliated with the Tendering Stockholders, pursuant to which the Tendering Stockholders agreed to validly and irrevocably tender pursuant to the Offer all Shares held by them, which represented approximately 14.3% of all outstanding Shares as of October 31, 2018 (assuming no exercise of outstanding equity awards), to tender all of their Shares, as well as any additional Shares that they may acquire, to Purchaser in the Offer. The Tender Agreements will terminate in the event the Merger Agreement is terminated and in certain other circumstances.

Certain Financial Projections

Datawatch does not, as a matter of course, make detailed, short-term or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates. However, in connection with the strategic review conducted by Datawatch in the spring of 2018, Datawatch prepared financial projections (the “April Projections”). These projections were updated in August 2018 (such updated projections, the “August Projections”), primarily to reflect actual year-to-date results and to exclude Angoss revenue prior to its acquisition on January 30, 2018. The August Projections were further updated in October 2018 (as updated, the “Updated August Projections”), again primarily to reflect year-to-date results, to include Angoss revenue from October 1, 2017 onwards and to include estimates of unlevered free cash flow (as defined below) for Datawatch’s fiscal years ending September 30, 2019-2022. Subsequent to review of the April Projections, August Projections and Updated August Projections, as applicable, by Datawatch’s management and the Datawatch Board, Altair was provided with a copy of the applicable projections.

The projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The projections do not comply with generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The projections were prepared by employees of Datawatch without the assistance of Altair, Purchaser or any of their affiliates. The projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by Datawatch to Altair, Purchaser and Datawatch’s financial advisors.

Although presented with numerical specificity, each of the April Projections, the August Projections and the Updated August Projections necessarily were prepared in the context of and based upon numerous variables, estimates and assumptions that are inherently uncertain and may be beyond the control of Datawatch and exclude, among other things, transaction-related expenses. Each set of projections covers multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. With respect to the assumptions, please note the following:

Important factors that may affect actual results and results of Datawatch’s operations, or could lead to the projections not being achieved include factors that are more fully described in the “Risk Factors” section of Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 as filed with the SEC and in Datawatch’s Quarterly Report on Form 10-Q for the fiscal quarters ended December 31, 2017, March 31, 2018 and June 30, 2018. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which Datawatch operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Datawatch and its management. The projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that Datawatch or any of its respective affiliates, advisors, officers, directors, employees, partners, members or representatives considered or consider the projections to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. Neither Datawatch nor any of its respective affiliates, advisors, officers, directors, employees, partners, members or representatives can give you any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Datawatch nor any of its affiliates intends to make publicly available any updates or other revisions to the projections. Neither Datawatch nor any of its affiliates, advisors, officers, directors, employees, partners, members or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Datawatch compared to the information contained in the projections or that the projections will be achieved. Datawatch has made no representation to Altair or Purchaser or any of their respective affiliates concerning the projections.

All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 and in Datawatch’s Quarterly Report on Form 10-Q for the fiscal quarters ended December 31, 2017, March 31, 2018 and June 30, 2018. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, or in Datawatch’s other periodic reports are not applicable to any forward looking statements made in connection with the Offer.

In light of the foregoing factors and uncertainties inherent in each of the April Projections, the August Projections and the Updated August Projections, Stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9.

The following table presents selected unaudited prospective financial data that represents the April Projections:

	April Projections
	Fiscal Year Ending September 30,
	2018E	2019E	2020E	2021E	2022E
Non-GAAP Revenue (1)	$54,682,668	$65,387,566	$79,423,572	$97,670,039	$121,553,210
Non-GAAP Gross Profit (2)	$50,604,199	$60,119,815	$73,110,157	$89,070,257	$110,850,531
Non-GAAP Net Income (Loss) (3)	$(3,412,896)	$(2,601,294)	$(1,884,268)	$3,413,633	$11,055,346
Adjusted EBITDA (4)	$2,657,147	$3,980,650	$5,901,394	$12,887,627	$22,724,454

(1)

Non-GAAP Revenue is GAAP revenue adjusted to include revenue recognized by Angoss prior to its acquisition by Datawatch on January 30, 2018 and to exclude the impact of deferred revenue purchase accounting adjustments related to the Angoss acquisition.

(2)	Non-GAAP Gross Profit is non-GAAP revenue less the cost of software licenses, maintenance and services, adjusted to exclude share-based compensation expense and amortization of intellectual property.

(3)	Non-GAAP Net Income (Loss) is non-GAAP gross profit less sales, marketing, product development, general administrative, other income/expenses and tax benefits.

(4)

Adjusted EBITDA is non-GAAP net income (loss) adjusted to exclude depreciation and amortization, share-based compensation expense, and Angoss acquisition transaction costs, and which reflects an assumed tax rate of 0% due to the estimated impact of tax benefits from the carryforward of net operating losses.

In August 2018, Datawatch updated the April Projections, primarily to reflect actual year-to-date results and to exclude Angoss revenue prior to its acquisition on January 30, 2018. The following table presents selected unaudited prospective financial data that represents the August Projections:

	August Projections
	Fiscal Year Ending September 30,
	2018E	2019E	2020E	2021E	2022E
Non-GAAP Revenue (1)	$47,515,064	$60,594,025	$76,188,451	$93,708,043	$116,936,172
Non-GAAP Gross Profit (2)	$44,053,403	$55,828,595	$70,238,851	$85,461,735	$106,645,789
Non-GAAP Net Income (Loss) (3)	$(3,899,187)	$(2,862,131)	$1,266,718	$4,216,862	$10,641,192
Adjusted EBITDA (4)	$1,047,692	$3,432,487	$8,988,787	$13,306,542	$21,867,064

(1)	Non-GAAP Revenue is GAAP revenue adjusted to exclude the impact of deferred revenue purchase accounting adjustments related to the Angoss acquisition.

(2)	Non-GAAP Gross Profit is non-GAAP revenue less the cost of software licenses, maintenance and services, adjusted to exclude share-based compensation expense and amortization of intellectual property.

(3)	Non-GAAP Net Income (Loss) is non-GAAP gross profit less sales, marketing, product development, general administrative, other income/expenses and tax benefits.

(4)

Adjusted EBITDA is non-GAAP net income (loss) adjusted to exclude depreciation and amortization, share-based compensation expense, and Angoss acquisition transaction costs, and which reflects an assumed tax rate of 0% due to the estimated impact of tax benefits from the carryforward of net operating losses.

In October 2018, Datawatch updated the August Projections, primarily to reflect actual year-to-date results, to include Angoss revenue from October 1, 2017 onwards, and to include estimates of unlevered free cash flow (as defined below) for Datawatch’s fiscal years ending September 30, 2019-2022. The following table presents selected unaudited prospective financial data that represents the Updated August Projections:

	Updated August Projections
	Fiscal Year Ending September 30,
	2018E	2019E	2020E	2021E	2022E
Non-GAAP Revenues (1)	$50,633,474	$60,594,025	$76,188,451	$93,708,043	$116,936,172
Non-GAAP Gross Profit (2)	$46,994,482	$55,828,595	$70,238,851	$85,461,735	$106,645,789
Non-GAAP Net Income (Loss) (3)	$(3,749,939)	$(2,862,131)	$1,266,718	$4,216,862	$10,641,192
Adjusted EBITDA (4)	$1,697,312	$3,432,487	$8,988,787	$13,306,542	$21,867,064
Unlevered Free Cash Flow (5)	n/a	$3,684,541	$10,180,300	$14,772,045	$23,695,832

(1)

Non-GAAP Revenue is GAAP revenue adjusted to include revenue recognized by Angoss prior to its acquisition by Datawatch on January 30, 2018 and to exclude the impact of deferred revenue purchase accounting adjustments related to the Angoss acquisition.

(2)	Non-GAAP Gross Profit is non-GAAP revenue less the cost of software licenses, maintenance and services, adjusted to exclude share-based compensation expense and amortization of intellectual property.

(3)	Non-GAAP Net Income (Loss) is non-GAAP gross profit less sales, marketing, product development, general administrative, other income/expenses and tax benefits.

(4)

Adjusted EBITDA is non-GAAP net income (loss) adjusted to exclude depreciation and amortization, share-based compensation expense, and Angoss acquisition transaction costs, and which reflects an assumed tax rate of 0% due to the estimated impact of tax benefits from the carryforward of net operating losses.

(5)

Unlevered free cash flow is Adjusted EBITDA adjusted for changes in working capital and decreased by capital expenditures. Unlevered free cash flow was used by GCA in its discounted cash flow analysis, which was based on estimates of unlevered free cash flow for Datawatch’s fiscal years ending September 30, 2019-2022. Accordingly, unlevered free cash flow was not calculated for the fiscal year ended September 30, 2018.

Each of the April Projections, August Projections and Updated August Projections include non-GAAP information. The projections were not prepared for any purpose outside the purpose indicated in this Schedule 14D-9.

Use of Non-GAAP Measures

When viewed with Datawatch’s financial results prepared in accordance with GAAP, Datawatch believes the non-GAAP measures of “Non-GAAP Revenue,” “Non-GAAP Gross Profit,” “Non-GAAP Net Income (Loss),” “Adjusted EBITDA,” and “Unlevered Free Cash Flow” provide additional useful information to clarify and enhance the understanding of the factors and trends affecting Datawatch’s past performance and future prospects. Non-GAAP Revenue, Non-GAAP Gross Profit, Non-GAAP Net Income (Loss), Adjusted EBITDA and Unlevered Free Cash Flow as presented in this Schedule 14D-9 are supplemental measures of Datawatch’s performance that are not required by, or presented in accordance with, GAAP. None of these measures is a measurement of Datawatch’s financial performance under GAAP and none of these measures should be considered as an alternative to revenue, net income, or any other performance measures derived in accordance with GAAP, or as an alternative to net cash provided by operating activities as a measure of Datawatch’s liquidity. The presentation of these non-GAAP measures should not be interpreted to mean that Datawatch’s future results will be unaffected by unusual or nonrecurring items.

The Datawatch Board and executive management use these non-GAAP measures internally as a complementary financial measure to evaluate the performance and trends of Datawatch’s business. For example, the Datawatch Board uses non-GAAP net income (loss) in internal forecasts and models when establishing internal operating budgets, supplementing the financial results and forecasts, and evaluating short-term and long-term operating trends in operations.

However, these non-GAAP measures have limitations as an analytical tool, both from the adjustments to the corresponding GAAP measure and from the inherent limitations in looking at any one financial measure in isolation. Such limitations should be compensated by relying primarily on Datawatch’s GAAP results, and the non-GAAP measures included in this Schedule 14D-9 should be used only as a supplement to this information. See Datawatch’s consolidated financial statements contained in Datawatch’s Annual Report on Form 10-K for the year ended September 30, 2017, which is incorporated by reference into this Schedule 14D-9.

BY INCLUDING IN THIS SCHEDULE 14D-9 A SUMMARY OF DATAWATCH’S INTERNAL FINANCIAL FORECASTS, DATAWATCH UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

Opinion of GCA

Datawatch retained GCA to act as its financial advisor in connection with the Offer and the Merger (the “Transaction”) based on GCA’s qualifications, expertise, reputation and knowledge of our business and affairs and the industry in which Datawatch operates. GCA is a global investment bank serving a broad client base through a range of advisory services, including mergers and acquisitions, debt and equity capital markets, private funds, restructuring, and asset management. GCA is continuously involved with providing advisory services that include the valuation of businesses and securities in connection with mergers and acquisitions. On November 3, 2018, GCA delivered its opinion to the Datawatch Board, which was subsequently confirmed in writing on the same date, that, as of that date, the per share consideration to be received by the holders of Shares pursuant to the Merger Agreement (the “Consideration”) is fair, from a financial point of view, to such holders.

GCA delivered its opinion to the Datawatch Board for the benefit and use of the Datawatch Board in connection with and for purposes of its evaluation of the Consideration from a financial point of view. The Consideration Datawatch’s stockholders would receive in the Transaction was determined through arm’s-length negotiations between Datawatch and Altair and was approved by the Datawatch Board. GCA’s opinion does not constitute a recommendation to the Datawatch Board or any committee thereof, Datawatch’s stockholders, or any other person as to any specific action that should be taken in connection with the Transaction, including whether Datawatch’s stockholders should tender their Shares in the Offer. The GCA opinion was approved by a fairness committee of GCA.

The opinion addresses only whether the Consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The opinion does not address Datawatch’s underlying business decision to enter into the Merger Agreement or the relative merits of the Transaction as compared to any alternatives that may be available to Datawatch. GCA was not asked to offer, nor has it offered, any opinion as to the material terms of the Merger Agreement (other than as expressly set forth in the last paragraph of the opinion with respect to the fairness of the Consideration) or the structure of the Transaction. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of Datawatch’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the Consideration.

The full text of GCA’s written opinion to the Datawatch Board, dated November 3, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by GCA in rendering its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. The following summary of GCA’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read GCA’s opinion, this section and the summary of GCA’s opinion below carefully and in their entirety.

For purposes of its opinion, GCA:

•	reviewed a draft, dated November 3, 2018, of the Merger Agreement and certain related documents;

•	reviewed certain publicly available financial statements and other business and financial information of Datawatch;

•	reviewed certain internal financial statements and other financial and operating data concerning Datawatch prepared by Datawatch’s management;

•	reviewed the Updated August Projections, being the financial projections relating to Datawatch prepared by Datawatch’s management;

•	discussed the past and current operations and financial condition and the prospects of Datawatch with Datawatch’s management;

•	reviewed and discussed with Datawatch’s management and the Datawatch Board certain alternatives to the Transaction;

•	reviewed and discussed with Datawatch’s management and the Datawatch Board their views of the strategic rationale for the Transaction;

•	reviewed the recent reported closing prices and trading activity for the Shares;

•

compared the financial performance of Datawatch and the prices and trading activity of the Shares with that of certain other comparable publicly traded companies and their securities that GCA believed to be generally relevant in evaluating the business of Datawatch;

•	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that GCA believed to be generally relevant in evaluating Datawatch’s business and the Transaction;

•	evaluated a discounted cash flow analysis based on the projected future cash flows of Datawatch as reflected in the Updated August Projections provided by Datawatch’s management;

•	reviewed the premium to the stock price of certain comparable transactions that GCA believed to be generally relevant in evaluating the business of Datawatch and the Transaction;

•	participated in discussions and negotiations among representatives of Datawatch and Altair; and

•	performed such other analyses and considered such other factors as GCA deemed appropriate.

In preparing its opinion, GCA assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to and reviewed by it for the purposes of the opinion. GCA did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial and cash flow projections of Datawatch reflected in the Updated August Projections, GCA assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Datawatch of the future financial performance of Datawatch and that such projections provided a reasonable basis for the opinion. GCA assumes no responsibility for and expressed no view as to such projections or the assumptions on which they were based. In addition, GCA assumed that the Transaction would be consummated in accordance with the terms set forth in the November 3, 2018 draft Merger Agreement furnished to GCA, without waiver by any party of any material rights thereunder, or any amendment or modification thereto and that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA’s analysis. GCA also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be timely obtained without any material restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA as of, November 3, 2018. GCA assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after November 3, 2018.

GCA did not make any independent investigation of any legal, accounting or tax matters affecting Datawatch or the Transaction, and it assumed the correctness of all legal, accounting and tax advice given to Datawatch and the Datawatch Board. GCA was not asked to prepare, nor has it prepared, an appraisal of any of the assets or liabilities of Datawatch or any analysis of the solvency or fair value of Datawatch, nor has GCA been furnished with any such appraisals or analyses, and its opinion should not be construed as such. GCA was requested to and did initiate discussions with and solicit indications of interest from certain third parties with respect to a possible transaction with Datawatch. GCA also took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a summary of the material financial analyses performed by GCA in connection with delivering its opinion to the Datawatch Board. Some of the summaries of financial analyses performed by GCA include information presented in tabular format. In order to fully understand the financial analyses performed by GCA, Datawatch’s stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA.

Comparable Company Analysis

Based on public and other available information, GCA calculated the multiples of enterprise value to revenue (“Revenue Multiples”) for estimated calendar years 2018 and 2019 for selected software companies, based on the closing prices of shares of common stock for such comparable companies as of November 2, 2018. GCA utilized Wall Street analyst research, S&P Capital IQ financial databases and certain publicly available financial statements and press releases to analyze the relevant metrics. GCA calculated enterprise value as equity value (determined based on fully diluted common shares outstanding, inclusive of outstanding options, restricted stock units and other dilutive securities, and the stock price as of November 2, 2018), plus preferred equity, plus debt, plus minority interest, minus cash and cash equivalents, minus investments. GCA believes, based on its judgment, that the six companies listed below (the “Comparable Companies”) have similar size, operating or financial performance characteristics to those of Datawatch, but noted that none of these companies have the same management, composition, industry, size or operations as Datawatch.

Revenue Multiples for each of the Comparable Companies for estimated calendar years 2018 and 2019 (“CY2018E” and “CY2019E”, respectively) are listed below:

Comparable Company	Revenue Multiples
	CY2018E	CY2019E
Absolute Software Corporation	2.2x	2.1x
Agilysys, Inc.	2.7x	2.4x
Amber Road, Inc.	3.3x	3.1x
Brightcove Inc.	1.6x	1.5x
ChannelAdvisor Corporation	2.3x	2.2x
QAD Inc.	2.2x	2.1x

While the comparable company analysis compared Datawatch to six software companies, based on the closing prices of shares of their common stock as of November 2, 2018, GCA did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

Based on these comparable companies, GCA determined a range of Revenue Multiples to be applied to Datawatch’s revenue for CY2018E and CY2019E. For purposes of this analysis, Datawatch’s revenue for CY2018E was non-GAAP revenue, pro forma for the acquisition of Angoss in all historical periods, not adjusted for purchase accounting.

The following table sets forth the Revenue Multiples indicated by this analysis and the implied per Share values:

	Multiple Range(1)		Implied Per Share Value(2)
	Low	High	Low	High
CY2018E Revenue Multiples	2.2x	2.6x	$8.83	$10.32
CY2019E Revenue Multiples	2.1x	2.3x	$10.24	$11.38

(1)	Range based on 25th percentile and 75th percentile of the relevant comparable group, as applicable.

(2)

Implied Per Share Value calculated based on 13.3 million fully diluted shares outstanding, calculated using treasury stock method. Net debt assumed to be negative $5.3 million, in accordance with the preliminary balance sheet as of September 30, 2018.

GCA noted that the Consideration was above the range of per Share values implied by the comparable company analysis for both the CY2018E Revenue Multiples and the CY2019E Revenue Multiples.

Comparable Transactions Analysis

Based on public and other available information, GCA calculated (to the extent relevant financial data was available or meaningful) the Revenue Multiples for the applicable last-12-months (“LTM”) period and next-12-months (“NTM”) period for 10 selected comparable acquisitions of public software companies. GCA utilized Wall Street analyst research, S&P Capital IQ financial databases and certain publicly available financial statements and press releases to analyze the relevant LTM and NTM metrics. As with the comparable company analysis described above, GCA calculated enterprise value as equity value (determined based on fully diluted common shares outstanding, inclusive of outstanding Datawatch Options, Datawatch RSUs and other dilutive securities, and the stock price as of November 2, 2018), plus preferred equity, plus debt, plus minority interest, minus cash and cash equivalents, minus investments. The transactions used in this comparison were selected because the respective target company possessed, in GCA’s judgment, similar size, operating or financial performance characteristics to those of Datawatch.

The 10 transactions analyzed, together with their respective announcement dates, transaction enterprise values (in millions of dollars) and LTM and NTM Revenue Multiples, are listed below.

Announcement Date	Acquirer	Target	Enterprise Value	Revenue Multiples
				LTM	NTM
4/26/2018	NICE Systems	Mattersight Corporation	$117	2.4x	2.3x
11/27/2017	Marlin Equity	Bazaarvoice	$455	2.2x	2.1x
10/5/2017	Deltek	Onvia	$66	2.8x	NA
7/26/2017	OpenText	Guidance Software	$225	2.1x	1.8x
6/21/2017	True Wind Capital	ARI Network Services	$138	2.7x	2.4x
5/1/2017	Wave Systems Corp.	Jive Software	$336	1.6x	1.7x
4/28/2017	Asentinel	Tangoe	$267	1.2x	1.3x
2/23/2017	SABA	Halogen Software	$175	2.4x	2.3x
12/6/2016	Synchronoss Technologies	IntraLinks	$854	2.9x	2.7x
11/2/2015	Endurance International	Constant Contact	$932	2.6x	2.3x

LTM and NTM Revenue Multiples for these 10 transactions are summarized below:

Revenue Multiples
	LTM	NTM
25th Percentile	2.0x	1.7x
Mean	2.3x	2.1x
Median	2.4x	2.3x
75th Percentile	2.7x	2.4x

No company or transaction used in the comparable transactions analyses is identical to Datawatch or the Transaction. GCA noted that none of these companies have the same management, composition, industry, size or operations as Datawatch. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which Datawatch and the Transaction, respectively, are being compared.

Based on these comparable transactions, GCA determined a range of potential Revenue Multiples to be applied to Datawatch’s revenue for the LTM period (the 12 months ended September 30, 2018) and estimated revenue for the NTM period (the 12 months ending September 30, 2019). For purposes of this analysis, Datawatch’s revenue for the LTM period was non-GAAP revenue, pro forma for the acquisition of Angoss in all historical periods, not adjusted for purchase accounting.

The following table sets forth the multiples indicated by this analysis and the implied per Share values based on the estimated financial metrics for Datawatch provided by Datawatch’s management:

	Multiple Range(1)		Implied Per Share Value(2)
	Low	High	Low	High
LTM Revenue Multiples	2.0x	2.7x	$7.95	$10.78
NTM Revenue Multiples	1.7x	2.4x	$8.27	$11.15

(1)	Range based on 25th percentile and 75th percentile of the relevant comparable group, as applicable.

(2)

Implied Per Share Value calculated based on 13.3 million fully diluted shares outstanding, calculated using treasury stock method. Net debt assumed to be negative $5.3 million, in accordance with the preliminary balance sheet as of September 30, 2018.

GCA noted that the Consideration was above the range of per Share values implied by the comparable transactions analysis for both the LTM Revenue Multiples and the NTM Revenue Multiples.

Discounted Cash Flow Analysis

GCA used the Updated August Projections to perform a discounted cash flow analysis based on unlevered free cash flow. Due to the estimated impact of tax benefits from the carryforward of net operating losses, GCA used an assumed tax rate of zero for all fiscal years analyzed. In conducting this analysis, GCA assumed that Datawatch would perform in accordance with the Updated August Projections. GCA estimated Datawatch’s perpetual unlevered free cash flows by applying terminal growth rates of 2.0% to 4.0% to the unlevered free cash flow forecast for estimated fiscal year 2022, as reflected in the Updated August Projections. Such terminal growth rates were derived based on GCA’s comparative analysis and its judgment, taking into account Datawatch’s business, its financial performance and the industry in which it operates. GCA then discounted the unlevered free cash flows projected through fiscal year 2022, as reflected in the Updated August Projections, and the estimated perpetual unlevered free cash flows to present values using discount rates ranging from 12.9% to 14.9%. GCA considered publicly available data, S&P Capital IQ financial databases and data published by Duff & Phelps in its 2017 Valuation Handbook—Guide to Cost of Capital (the “Duff & Phelps Handbook”) when analyzing the range of discount rates for the unlevered free cash flows of Datawatch, including: (i) a U.S. risk-free rate of 2.7%, based on the normalized 20-year U.S. Treasury yield published in the Duff & Phelps Handbook, (ii) a beta estimate 0.6, measured over a 5-year period based on the median of beta estimates for the Comparable Companies, according to S&P Capital IQ financial databases, (iii) an equity market risk premium of 6.0%, based on Duff & Phelps’s recommended U.S. equity market risk premium published in the Duff & Phelps Handbook, and (iv) a size premium of 5.3%, based on the market capitalization of Datawatch and the Duff & Phelps Handbook. This method of analysis, when varying the discount rate from 12.9% to 14.9% and varying the terminal growth rate from 2.0% to 4.0%, indicated a range of implied per Share values of $11.04 to $15.82, based on implied fully diluted shares outstanding calculated using the treasury stock method (yielding a range of fully diluted share counts of 13.3 million to 13.4 million) and net debt assumed to be negative $5.3 million, in accordance with the preliminary balance sheet as of September 30, 2018.

GCA noted that the Consideration was within the range of per Share values implied by the discounted cash flow analysis.

Other Information

GCA also reviewed the trading range for the closing price of the Shares for the 30-calendar day period ended November 2, 2018, which was $9.17 to $11.22 per share, the 90-calendar day period ended November 2, 2018, which was $9.17 to $13.35 per share and the 12-month period ended November 2, 2018, which was $8.20 to $13.70 per share, and, in each case, compared them to the Consideration. GCA noted that these trading ranges were presented for reference purposes only and were not relied upon for valuation purposes.

GCA also reviewed the consideration paid in the acquisitions of 35 U.S. publicly traded technology target companies with implied equity values between $50 million and $1 billion, which acquisitions were paid for with consideration that included cash, announced or completed in the two-year period ended November 2, 2018 and calculated the premiums paid in these transactions over the last unaffected stock price prior to announcement, which range (based on the 25th through 75th percentile for the set of transactions) was 10% to 43%, and the average stock price of the target company for a period of 30 calendar days prior to the announcement of the proposed acquisition, which range (based on the 25th through 75th percentile for the set of transactions) was 12% to 37%, and, in each case, compared them to the applicable premium implied by the Consideration, and calculated the implied per Share value within a selected range of each of these metrics, as applied to Datawatch’s last unaffected stock price prior to announcement, which range (based on the 25th through 75th percentile for the set of transactions) was $10.65 to $13.85 per share, and the 30-calendar day average of Datawatch’s closing stock prices, which range (based on the 25th through 75th percentile for the set of transactions) was $11.11 to $13.53 per share, and, in each case compared them to the Consideration. GCA noted that this premiums analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Miscellaneous

The foregoing description is only a summary of the analyses and examinations that GCA deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Datawatch Board. In addition, GCA may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of GCA with respect to the actual value of Datawatch.

In performing its analyses, GCA made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Datawatch. The analyses performed by GCA are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA with respect to its opinion and were provided to the Datawatch Board in connection with the delivery of the GCA opinion that, as of November 3, 2018, the Consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA’s opinion and presentation were among the many factors the Datawatch Board took into consideration in making its determination to approve the Merger Agreement, and should not be viewed as determinative of the views of the Datawatch Board or management with respect to the Transaction or the Consideration. GCA did not recommend any specific consideration to the Datawatch Board or state that any specific consideration constituted the only appropriate consideration.

GCA has acted as financial advisor to the Datawatch Board in connection with the Transaction and its opinion and will receive a fee for its services. GCA received a one-time retainer fee of $75,000, which will be credited against the Transaction Fee (as defined below). GCA became entitled to receive an additional fee of $500,000 upon the delivery of the opinion, which will also be credited against the Transaction Fee. The remainder of the total fee payable to GCA, which is currently estimated to be approximately $4.37 million (including the one-time retainer and the opinion fee), is contingent upon the successful consummation of the Merger (the “Transaction Fee”). In addition, Datawatch has agreed to reimburse GCA for internal project costs of $1,750 per month, plus up to $40,000 (including travel costs, market data services, document production and other services, and legal fees) incurred in connection with its engagement. In addition, Datawatch has agreed to indemnify GCA and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with GCA’s engagement.

GCA has not, in the two years prior to November 3, 2018, provided financial advisory services for Datawatch or received any fees for such services. GCA has not, in the two years prior to November 3, 2018, provided financial advisory services for Altair or Purchaser or received any fees for such services. However, GCA may seek to provide such services to Altair or its affiliates in the future and may receive fees for such services.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Datawatch selected GCA as its financial advisor in connection with the Offer and the Merger based on GCA’s familiarity with Datawatch and its industry, as well as its qualifications, expertise, reputation and experience in advising on public mergers and acquisitions transactions. Pursuant to the terms of its engagement letter, GCA (i) was paid a one-time retainer of $75,000, creditable against the success fee described below, (ii) is entitled to receive an opinion fee of $500,000, which was earned upon delivery of its fairness opinion, and which is fully creditable, to the extent previously paid, against any success fee payable, and (iii) a success fee currently estimated to be approximately $4.37 million of the consideration paid in connection with the Transactions, which GCA will earn subject to and upon the consummation of the Transaction. In addition, Datawatch has agreed to reimburse GCA for internal project costs of $1,750 per month, plus up to $40,000 (including travel costs, market data services, document production and other services, and legal fees) incurred in connection with its engagement. In addition, Datawatch has agreed to indemnify GCA and its affiliates, and their respective partners, directors, agents, employees and controlling persons, against liabilities arising in connection with GCA’s engagement.

Neither Datawatch nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Datawatch’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Datawatch, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by Datawatch or, to the knowledge of Datawatch after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9. As noted previously, (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates”), immediately prior to the consummation of the transactions contemplated by the Merger Agreement, the vesting of certain Datawatch RSUs held by Datawatch’s executive officers and directors will be accelerated in connection with the consummation of the transactions pursuant to the Merger Agreement.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Datawatch is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Datawatch’s securities by Datawatch, any subsidiary of Datawatch or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Datawatch or any subsidiary of Datawatch;

•	any purchase, sale or transfer of a material amount of assets by Datawatch or any subsidiary of Datawatch; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Datawatch.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

Stockholder Approval Not Required

The Datawatch Board has approved the Offer, the Merger, the Merger Agreement and the Tender Agreements in accordance with the DGCL. If the Offer is consummated, Datawatch does not anticipate seeking the approval of Datawatch’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (a) Datawatch’s stockholders who do not tender their Shares in the Offer and who otherwise comply with the requirements of Section 262 of the DGCL will be entitled to appraisal rights under Delaware law and (b) Datawatch’s stockholders (other than Datawatch and, to the extent the Shares of such person were owned at the commencement of the Offer and the Effective Time, Purchaser, Altair and each of their respective subsidiaries and any subsidiary of Datawatch) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Anti-Takeover Statute

Datawatch is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of such Delaware corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such Delaware corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of such Delaware corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Other than as a result of the Merger Agreement and the Tender Agreements, neither Altair nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Datawatch as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Datawatch Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer, the Merger and the Tender Agreements, each as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger, the Tender Agreements and the Transactions.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares who hold their shares through the Effective Time and who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by Datawatch to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of a merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is November 14, 2018), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder who has otherwise perfected his, her or its appraisal rights of Datawatch must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Datawatch, as the surviving corporation in the Merger, will deliver an additional notice of the effective date of the Merger to all stockholders of Datawatch who delivered a written demand to Datawatch (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice of the effective date of the Merger is sent more than 20 days following the later of the consummation of the Offer and 20 days following the date of mailing of this Schedule 14D-9, such notice will only be sent to stockholders who have delivered a written demand in accordance with the first bullet above. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Datawatch Corporation, 4 Crosby Drive, Bedford, Massachusetts 01730 Attention: Michael Morrison. The written demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform Datawatch of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the surviving corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Datawatch is under no obligation to and has no present intention to file a petition, and holders should not assume that Datawatch will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Altair have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering exercising their appraisal rights should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Datawatch believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Altair nor Datawatch anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the surviving corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the surviving corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the surviving corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the surviving corporation of such stockholder’s certificates or in the case of holders of uncertificated stock, forthwith. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (a) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the surviving corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Datawatch’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Datawatch, please see Datawatch’s Annual Report on Form 10-K for the year ended September 30, 2017 and its Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2017, March 31, 2018 and June 30, 2018.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, Datawatch is required to provide information about compensation for each of Datawatch’s named executive officers that is based on or otherwise relates to the Transactions. Datawatch’s compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. Datawatch has entered into certain Severance Agreements with each of its executive officers. The terms of the Severance Agreements are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates— Post-Employment Compensation” which is incorporated by reference herein.

The table below assumes that the closing of the Offer and the Merger both occurred on November 6, 2018, and the employment of each executive officer of Datawatch ceases as a result of involuntary termination without cause within one year following a change of control on such date. The terms and conditions related to compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates— Post-Employment Compensation” and are incorporated herein by reference. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by Datawatch executive officers may materially differ from the amounts set forth below. The equity benefits in the table below are calculated based on equity holdings as of November 6, 2018 and assuming a per share purchase price of $13.10.

As of the date of this Schedule 14D-9, Altair has not finalized any arrangements with the executive officers of Datawatch with respect to continued employment with Altair following the effective time of the Merger.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total ($)
Michael Morrison	$1,028,500	$1,760,175	$30,909	$2,819,584
James Eliason	$544,250	$1,076,388	$26,614	$1,647,252
Ken Tacelli	$612,000	$1,200,838	$19,354	$1,832,192

(1)

As described in more detail above in “—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates—Post-Employment Compensation” cash payments payable to each of the executive officers upon a qualifying termination of employment following a change of control consist of (i) continuation of base salary for twelve months following the executive officer’s termination date (eighteen months in the case of Mr. Morrison) and (ii) the cash value, payable in a lump sum, of the executive officer’s Datawatch Unvested RSUs. The amounts actually payable to each executive officer will be less applicable tax withholdings.

(2)

As described in more detail above in “—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares and Equity Awards” (i) each Datawatch Option held by an executive officer with an exercise price per share less than the Offer Price will be cancelled and converted into the right to receive an amount in cash equal to the product of the excess, if any, of the Offer Price over the exercise price per share of such Datawatch Option, and the number of Shares underlying such Datawatch Option and (ii) each Datawatch Vested RSU held by an executive officer will be cancelled and instead represent solely the right to receive an amount in cash equal to the product of the Offer Price and the number of Shares that would otherwise have been issuable upon settlement of the Datawatch Vested RSU, in each case less applicable tax withholdings. Because payments to the executive officers in respect of Datawatch Unvested RSUs may be made in connection with termination of such officer’s employment they have been included in this table under the column labeled “Cash,” as noted in footnote (1) to this table.

(3)

As described in more detail above in “—Arrangements between Datawatch and its Executive Officers, Directors and Affiliates—Post-Employment Compensation” upon a qualifying termination of employment following a change of control each executive officer will receive monthly payments equal to the officer’s monthly premium for group medical and dental coverage for twelve months (eighteen months in the case of Mr. Morrison and Mr. Eliason). This amount is based on the applicable executive officer’s elected level of coverage for the current plan year and the rate applicable to such coverage effective as of the date of this Schedule 14D-9. Except for the welfare benefit described in this paragraph, as of the date of this Schedule 14D-9, the named executive officers are not expected to receive any perquisites or personal benefits that are based on or otherwise relate to the Transactions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, which are not historical facts, are considered to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These forward-looking statements may be expressed in a variety of ways, including statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “continue,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” the negatives thereof, other variations thereon or other similar expressions. Such forward-looking statements include the ability of Datawatch and Altair to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of Datawatch’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the effects of disruption from the Transactions on Datawatch’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the possibility that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of Datawatch, including those set forth in Datawatch’s filings with the SEC, especially in “Item 1A. Risk Factors” of Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017 filed with the SEC on November 21, 2017 and in other periodic reports and filings with the SEC from time to time. The reader is cautioned not to unduly rely on these forward-looking statements which speak only as of the date thereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Datawatch expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Antitrust clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be (a) shortened if the reviewing agency grants “early termination,” (b) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (c) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. Datawatch will file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than 10 business days following the date of the Merger Agreement and the required waiting period with respect to the Offer will expire at 11:59 p.m., New York Time, 15 calendar days after such filings, unless (i) earlier terminated by the FTC or the Antitrust Division, (ii) restarted by the acquiring person voluntarily withdrawing and re-filing its Notification and Report Form, or (iii) extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of the Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Altair, Purchaser and/or Datawatch. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. Datawatch does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 14, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published November 14, 2018 in the New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Datawatch Corporation and Altair Engineering Inc. dated November 5, 2018 (incorporated by reference to Exhibit 99.2 to Datawatch’s Current Report on Form 8-K filed with the SEC on November 5, 2018).

(a)(6)*	Opinion of GCA Advisors, LLC, dated as of November 3, 2018 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of November 5, 2018, by and among Datawatch Corporation, Altair Engineering Inc. and Dallas Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Datawatch’s Current Report on Form 8-K filed with the SEC on November 5, 2018).

(e)(2)	Form of Tender and Support Agreement, dated as of November 5, 2018 by and among Altair Engineering Inc., Dallas Merger Sub, Inc. and certain shareholders of Datawatch (incorporated by reference to Exhibit 99.1 to Datawatch Corporation’s Current Report on Form 8-K filed with the SEC on November 5, 2018).

(e)(3)	Mutual Non-Disclosure Agreement, dated as of May 14, 2018, by and between Altair Engineering Inc. and Datawatch Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of September 24, 2018, by and between Datawatch Corporation and Altair Engineering Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Restated Certificate of Incorporation of Datawatch Corporation (incorporated by reference to Exhibit 3.2 to Datawatch Corporation’s Registration Statement 33-46290 on Form S-1 filed with the SEC).

(e)(6)	Certificate of Amendment of Restated Certificate of Incorporation of Datawatch Corporation (incorporated by reference to Exhibit 3.2 to Datawatch’s Current Report on Form 8-K filed with the SEC on February 2, 2011).

(e)(7)	Amended and Restated Bylaws of Datawatch Corporation (incorporated by reference to Exhibit 3.1 to Datawatch’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference).

Exhibit No.	Description

(e)(8)(A)	Amended and Restated Severance Agreement, dated as of December 1, 2017, by and between Michael Morrison and Datawatch Corporation (incorporated by reference to Exhibit 10.1 to Datawatch’s Current Report on Form 8-K filed with the SEC on December 6, 2017).

(e)(8)(B)	Amended and Restated Severance Agreement, dated as of December 1, 2017, by and between James Eliason and Datawatch Corporation (incorporated by reference to Exhibit 10.2 to Datawatch’s Current Report on Form 8-K filed with the SEC on December 6, 2017).

(e)(8)(C)	Amended and Restated Severance Agreement, dated as of December 1, 2017, by and between Ken Tacelli and Datawatch Corporation (incorporated by reference to Exhibit 10.3 to Datawatch’s Current Report on Form 8-K filed with the SEC on December 6, 2017).

(e)(9)(A)	Third Amended and Restated 2011 Equity Compensation and Incentive Plan (incorporated by reference to Appendix A to Datawatch’s Amended Definitive Proxy Statement on Schedule 14A filed with the SEC on March 3, 2017).

(e)(9)(B)	Form of Restricted Stock Unit Agreement for Directors and Executives under the 2011 Equity Compensation and Incentive Plan (incorporated by reference to Exhibit 10.29 to Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011).

(e)(9)(C)	Form of Incentive Stock Option Agreement under the 2011 Equity Compensation and Incentive Plan (incorporated by reference to Exhibit 10.32 to Datawatch’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011).

(e)(10)(A)	Indemnification Agreement between Datawatch Corporation and Richard de J. Osborne, dated January 12, 2001 (incorporated by reference to Exhibit 10.2 to Datawatch’s Current Report on Form 8-K dated February 2, 2001).

(e)(10)(B)	Form of Indemnification Agreement between Datawatch Corporation and each of its Non-Employee Directors (incorporated by reference to Exhibit 10.1 to Datawatch’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2018	Datawatch Corporation

By: /s/ Michael Morrison
Name: Michael Morrison
Title: Chief Executive Officer

Annex I

GCA ADVISORS, LLC

640 Fifth Avenue | 10th Floor

New York, NY 10019 | United States

+1-212-999-7090 | www.gcaglobal.com

CONFIDENTIAL

November 3, 2018

Board of Directors

Datawatch Corporation

4 Crosby Drive

Bedford, MA 01730

Members of the Board:

We understand that Datawatch Corporation, a Delaware corporation (“Datawatch”), Altair Engineering Inc., a Delaware corporation (“Parent”), and Dallas Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), plan to enter into an Agreement and Plan of Merger dated as of November 5, 2018 (the “Merger Agreement”) that provides for, among other things, Parent to cause Purchaser to commence a tender offer (the “Tender Offer”) for all the shares of common stock, par value $0.01 per share, of Datawatch (the “Datawatch Common Stock”) at a price for each share equal to $13.10, payable in cash (the “Consideration”). The Merger Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into Datawatch (the “Merger”). In the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Datawatch Common Stock, other than shares of Datawatch Common Stock held by holders who are entitled to demand and who properly exercise appraisal rights with respect thereto in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (unless such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL) and shares that are held by Datawatch as treasury stock, or owned by Parent, Purchaser or any other wholly owned subsidiary of Parent or Datawatch, will be converted into the right to receive the Consideration, without any interest thereon. As a result of the Tender Offer and the Merger (together, the “Transaction”), Datawatch would become a wholly owned subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Datawatch Common Stock. For purposes of the opinion set forth herein, we have:

i.	reviewed a draft, dated November 3, 2018, of the Merger Agreement and certain related documents;

ii.	reviewed certain publicly available financial statements and other business and financial information of Datawatch;

iii.	reviewed certain internal financial statements and other financial and operating data concerning Datawatch prepared by the management of Datawatch (“Management”);

iv.	reviewed certain financial projections relating to Datawatch prepared by Management;

v.	discussed the past and current operations and financial condition and the prospects of Datawatch with Management;

vi.	reviewed and discussed with Management and the Board of Directors of Datawatch (the “Board”) certain alternatives to the Transaction;

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vii.	reviewed and discussed with Management and the Board their view of the strategic rationale for the Transaction;

viii.	reviewed the recent reported closing prices and trading activity for Datawatch Common Stock;

ix.

compared the financial performance of Datawatch and the prices and trading activity of the Datawatch Common Stock with that of certain other comparable publicly-traded companies and their securities that we believe to be generally relevant in evaluating the business of Datawatch;

x.	reviewed the financial terms, to the extent publicly available, of certain comparable transactions that we believe to be generally relevant in evaluating the business of Datawatch and the Transaction;

xi.	evaluated a discounted cash flow analysis based on the projected future cash flows of Datawatch as provided by Management;

xii.	reviewed the premium to the stock price of certain comparable transactions that we believe to be generally relevant in evaluating the business of Datawatch and the Transaction;

xiii.	participated in discussions and negotiations among representatives of Datawatch and Parent; and

xiv.	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to and reviewed by us for the purposes of this opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. In addition, we have not conducted or assumed any obligation to conduct any physical inspection of the properties or facilities of Datawatch. With respect to the financial and cash flow projections relating to Datawatch and prepared by Management, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management of the future financial performance of Datawatch and that such projections provide a reasonable basis for our opinion. We assume no responsibility for and express no view as to such projections or the assumptions on which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of Datawatch or concerning the solvency or fair value of Datawatch, nor have we been furnished with any such valuations or appraisals. In addition, we have assumed that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver by any party of any material rights thereunder, or any amendment or modification thereto, that the representations and warranties made by the parties thereto are true and correct in all respects material to our analysis, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be timely obtained without any material restriction and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the draft of the Merger Agreement we have reviewed. We have not made any independent investigation of any legal, accounting or tax matters affecting the Transaction, and we have assumed the correctness of all legal, accounting and tax advice given to Datawatch and the Board. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, and can be evaluated only as of, the date hereof. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have acted as financial advisor to Datawatch in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this opinion and a significant portion of which is contingent upon the consummation of the Transaction, and Datawatch has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the future, GCA Advisors, LLC may provide financial advisory services for Parent or its affiliates. In the two-year period preceding the date of this letter, GCA Advisors, LLC has not received any fees for services provided to Parent.

It is understood that this letter is for the information of the Board and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent, except that this opinion may be included in its entirety, if required, in the Schedule 14D-9 (as defined in the Merger Agreement) or any proxy or information statement provided to the holders of Datawatch Common Stock in respect of the Transaction.

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This opinion does not address Datawatch’s underlying business decision to enter into the Merger Agreement, or the relative merits of the Transaction as compared to any alternatives that may be available to Datawatch, and it does not constitute a recommendation to Datawatch, the Board or any committee thereof, Datawatch’s stockholders, or any other person as to any specific action that should be taken in connection with the Transaction. We have not been asked to express, nor do we offer, any opinion as to the material terms of the Merger Agreement (other than as expressly set forth in the last paragraph hereof with respect to the Consideration) or the structure of the Transaction, and we are not expressing any opinion as to the prices at which Datawatch Common Stock will trade at any time, including following announcement of the Transaction.

We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction (other than as set forth in the last paragraph hereof with respect to the Consideration), nor the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Datawatch, or class of such persons, in connection with the Transaction, whether relative to the Consideration or otherwise. This opinion has been approved by a fairness committee of GCA Advisors, LLC.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of Datawatch Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GCA ADVISORS, LLC

/s/ GCA Advisors, LLC

FRANKFURT | LONDON | MANCHESTER | MILAN | NEW YORK OSAKA | SAN FRANCISCO | SHANGHAI | SINGAPORE | TEL AVIV | TOKYO | ZURICH	Investmemt banking activities outside the U.S. are conducted by affiliates of GCA Advisors LLC

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ANNEX II

Section 262 of the General Corporation Law of the State of Delaware.

§ 262 Appraisal Rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

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(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the

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notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive

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of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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